Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181496

Prospectus

Celulosa Arauco y Constitución S.A.

U.S.$500,000,000

Offer to Exchange All Outstanding

4.750% Notes due 2022

For an Equal Principal Amount of

4.750% Notes due 2022

Which Have Been Registered Under the Securities Act of 1933

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 5:00 PM, New York City time, on July 19, 2012, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax or Chilean tax law purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy our obligations under the registration rights agreement entered into in connection with the placement of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

Resales of Exchange Notes

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. By making such acknowledgment, you will not be deemed to admit that you are an underwriter under the U.S. Securities Act of 1933, as amended, or the “Securities Act.” Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer or until any broker-dealer has sold all registered notes held by it, we will make this prospectus available to such broker-dealer for use in connection with any such resale. A broker dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

If you are an affiliate of ours or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the U.S. Securities and Exchange Commission, or the “SEC,” and you must comply with the registration requirements of the Securities Act in connection with any resale transaction.

You should consider carefully the risk factors beginning on page 10 of this prospectus before participating in the exchange offer.

Neither the SEC nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 13, 2012

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any exchange notes offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of Section 13(a) of the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and file reports and other information with the SEC that apply to foreign private issuers. We file annual reports on Form 20-F which include since January 1, 2009, our consolidated financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and prior to our transition to IFRS, our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Historically, we have filed reports on Form 6-K containing our unaudited quarterly consolidated financial statements and certain other information prepared in accordance with accounting principles generally accepted in Chile, or “Chilean GAAP.” For Chilean statutory reporting purposes, effective as of January 1, 2009, we were required to prepare our annual audited consolidated financial statements and our unaudited interim consolidated financial statements in accordance with IFRS. Therefore, our financial statements as of and for the year ended December 31, 2009 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. These reports and other information we file with the SEC can be inspected and copied at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call 1800-SEC-0330 for further information on the operation of the Public Reference Room. Such material may also be accessed electronically at the SEC’s home page at http://www.sec.gov. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act, including those prescribing the furnishing and content of proxy and information statements and certain periodic reports.

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the exchange notes offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement. We have omitted certain items from the prospectus as permitted by the rules and regulations of the SEC. For more information with respect to us and the exchange notes, refer to the registration statement, including the accompanying exhibits, financial statements, schedules and notes. You may inspect the registration statement without charge at the principal office of the SEC in Washington, D.C. and copies of all or part of it may be obtained from the SEC upon payment of the prescribed fee. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. The exhibits accompanying any document referred to in this prospectus are essential for a more complete description of the matter involved.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference herein the following documents:

•	our annual report on Form 20-F for the year ended December 31, 2011, or the “2011 Form 20-F”, as filed with the SEC on April 30, 2012 (SEC file number 033-99720);

In addition, all reports on Form 20-F filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act and, to the extent expressly stated therein, certain reports on Form 6-K subsequent to the date of this prospectus and prior to the termination of the offering of the exchange notes, shall also be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein or attached as an annex hereto shall be deemed to be modified or superseded for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document and deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to you, upon your written or oral request, a copy of any or all the documents we incorporate by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to:

Celulosa Arauco y Constitución S.A.

Avenida El Golf 150, 14th Floor

Santiago, Chile

Attention: Gianfranco Truffello

Telephone requests may be directed to Mr. Gianfranco Truffello at +56-2-461-7200.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedad anónima) organized under the laws of Chile and subject to certain rules applicable to Chilean public corporations (sociedades anónimas abiertas). Most of our directors and executive officers, and certain experts named or mentioned in this prospectus or other documents incorporated by reference herein, reside outside the United States. A substantial portion of our assets and the assets of these persons are located outside the United States. As a result, except as described below, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or against us in United States courts a judgment obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our Chilean counsel, Portaluppi, Guzmán y Bezanilla, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts, however, have enforced judgments rendered by courts in the United States by virtue of the legal principles of reciprocity and comity, subject to review in Chile of such judgment in order to determine whether certain basic principles of due process and public policy have been respected, without reviewing the merits of the subject matter of the case. Nevertheless, we have been advised by our Chilean counsel that there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely upon the federal securities laws of the United States and as to the enforceability in Chilean courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the federal securities laws of the United States. In addition, it will be necessary for investors to comply with certain procedures, including payment of stamp taxes (currently assessed at a rate of 0.6% of the face value of a debt security), if applicable, in order to file a lawsuit with respect to the notes in a Chilean court.

We have appointed CT Corporation System as our authorized agent upon whom process may be served in any action arising out of or based upon the indenture or the issuance of the exchange notes. With respect to such actions, we have submitted to the jurisdiction of any federal or state court having subject matter jurisdiction in the Borough of Manhattan, the City of New York, New York. See “Description of the Exchange Notes.”

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain words, such as “believe,” “intend,” “estimate,” “project,” “expect” and “anticipate” and similar expressions that identify forward-looking statements which reflect our views about future events and financial performance. Statements that are not historical facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Actual results could differ materially and adversely from those projected in the forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	our ability to service our debt, fund our working capital requirements and comply with financial covenants in certain of our debt instruments;

•	our ability to fund and implement our capital expenditure programs;

•	the maintenance of relationships with customers;

•	future demand for forestry and wood products in our export markets;

•	international prices for forestry and wood products;

•	the condition of our forests;

•	possible shortages of energy, including electricity;

•	the state of the Chilean, Argentine, Brazilian, Uruguayan and world economies and manufacturing industries;

•	the relative value of the Chilean peso, Argentine peso, Brazilian real and Uruguayan peso compared to other currencies;

•	inflation;

•	the effects of earthquakes, floods, tsunamis or other catastrophic events;

•	a change of control;

•	the effects from competition;

•	increases in interest rates; and

•	changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities.

In any event, these statements speak only as of their dates, and we do not undertake any obligation to update or revise any of them as a result of new information, future events or otherwise.

PRESENTATION OF FINANCIAL DATA

For Chilean statutory reporting purposes, effective as of January 1, 2009, we were required to prepare our annual audited consolidated financial statements and our unaudited interim consolidated financial statements in accordance with IFRS. Therefore, our financial statements as of and for the year ended December 31, 2009 were our first annual audited consolidated financial statements required to be prepared in accordance with IFRS. Our consolidated financial information as of and for the year ended December 31, 2008 included in our audited consolidated financial statements was restated in accordance with IFRS. For SEC reporting purposes, we prepare our audited annual consolidated financial statements in accordance with IFRS.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison.

References in this prospectus to “$,” “U.S.$,” “U.S. dollars” and “dollars” are to United States dollars, references to “Chilean pesos” or “Ch$” are to Chilean pesos, references to “UF” are to Unidades de Fomento, a daily indexed Chilean peso-denominated monetary unit that takes into account the effect of the Chilean inflation rate, references to “AR$” are to Argentine pesos, and references to “R$” are to Brazilian reais.

For your convenience, this prospectus contains certain translations of Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the observed exchange rate reported by Banco Central de Chile, the Central Bank of Chile, which we refer to as the “Central Bank of Chile.” The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On December 31, 2011, the observed exchange rate for Chilean pesos was Ch$521.46 to U.S.$1.00, and on May 16, 2012, the observed exchange rate was Ch$497.11 to U.S.$1.00. You should not construe these translations as representations that the Chilean peso amounts actually represent such dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. See “Exchange Rates.” Unless otherwise specified, references to the devaluation or the appreciation of the Chilean peso against the U.S. dollar are in nominal terms (without adjusting for inflation) based on the observed exchange rates published by the Central Bank of Chile for the relevant period.

All references to “tons” are to metric tons (1,000 kilograms) which are equal to 2,204.6 pounds. One “hectare” equals 10,000 square meters or 2.471 acres. Percentages and certain amounts in this prospectus and the documents incorporated by reference have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere or incorporated by reference in this prospectus and may not contain all of the information you need to consider. Please read the following summary, together with the information in this prospectus set forth under the heading “Risk Factors,” our audited financial statements for the year ended December 31, 2011 prepared in accordance with IFRS and our audited financial statements and accompanying notes included in our Form 20-F, as filed with the SEC on April 30, 2012 and incorporated by reference in this prospectus. “Arauco,” “we,” “us” and words of similar effect refer, depending upon the context, to Celulosa Arauco y Constitución S.A., to one or more of its consolidated subsidiaries or to all of them taken as a whole, unless the context otherwise requires. References herein to the “notes” refer collectively to the outstanding notes and the exchange notes.

About Arauco

We believe that, as of December 31, 2011, we were one of Latin America’s largest forest plantation owners, and that in the year ended December 31, 2011, we were Chile’s largest exporter of forestry and wood products in terms of sales revenue. We have industrial operations in Chile, Argentina and Brazil. As of December 31, 2011, we had approximately 1.0 million hectares of plantations in Chile, Argentina, Brazil and Uruguay. We believe that in the year ended December 31, 2011 we were one of the world’s largest producers of bleached and unbleached softwood kraft market pulp in terms of production capacity, based on information published by Resource Information Systems, Inc., an independent research company for the pulp and paper industry.

During 2011, we harvested 18.6 million cubic meters of sawlogs and pulplogs, and sold 5.8 million cubic meters of wood products, including sawn timber (green and kiln-dried lumber), remanufactured wood products and panels (plywood, medium-density fiberboard, particleboard and high-density fiberboard). In 2011, export sales constituted approximately 71.5% of our sales revenue, making us Chile’s largest exporter of forestry and wood products in terms of sales revenue. Our principal export markets during 2011 were Asia, North America and Europe.

As of December 31, 2011, our planted forests consisted of approximately 76.8% radiata, taeda and elliotti pine with the balance being primarily eucalyptus. We seek to manage our resources so the annual growth rates of our forests equal or exceed the volume harvested each year. In 2011 we planted approximately 75,750 hectares and harvested approximately 49,340 hectares in Chile, Argentina, Brazil and Uruguay. We operate our forestry business through four principal divisions: pulp, plywood and fiberboard panels, wood products and forestry products, each as described below.

Pulp. We own and operate five pulp mills in Chile and one in Argentina with an aggregate installed annual production capacity of approximately 3.2 million metric tons. During 2011, our pulp mills produced 2.4 million metric tons of bleached pulp and 0.4 million metric tons of unbleached pulp. During 2011, our pulp sales were U.S.$2,060.8 million, representing 54.7% of our consolidated revenue for such period.

Plywood and fiberboard panels. As of December 31, 2011, we owned and operated two plywood mills and one hardboard and medium-density fiberboard mill in Chile, one medium-density fiberboard mill and one particleboard mill in Argentina and one medium-density fiberboard mill and one medium-density fiberboard and particleboard mill in Brazil. In January 2012, we acquired a medium-density fiberboard and high-density fiberboard and particleboard in Moncure, North Carolina, U.S.A. The total annual production capacity of all these mills is approximately 3.5 million cubic meters of plywood and fiberboard panels. During 2011, our plywood and fiberboard panel sales were U.S.$1,273.7 million, representing 29.1% of our consolidated revenue for such period.

Wood products. We have eight sawmills in operation in Chile and one in Argentina with an aggregate installed annual production capacity of 2.8 million cubic meters of lumber. We also own five remanufacturing facilities in Chile and one in Argentina that reprocess sawn timber into remanufactured wood products such as moldings, jams and pre-cut pieces for doors, furniture and door and window frames. In 2011, we sold 2.5 million cubic meters of wood and remanufactured wood products. During 2011, our wood products sales were U.S.$731.6 million, representing 16.7% of our consolidated revenue for such period.

Forestry products. Our forestry products are sawlogs, pulplogs, posts and chips. During 2011, our forestry products sales to third parties were U.S.$157.5 million, representing 3.6% of our consolidated revenue for such period.

Business Strategy

Our business strategy is to maximize the value of our forest plantations by pursuing sustainable growth opportunities in our core businesses and expanding into new markets and products. We seek to implement our business strategy through the following initiatives:

•	improving the growth rate and quality of our plantations through advanced forest management techniques;

•

executing a capital expenditure plan designed to reinforce our competitive advantages through economies of scale and scope, improving the efficiency and productivity of our industrial activities and optimizing the use of our forests through biomass energy generation;

•	continuing to develop our facilities, transportation, shipping, storage and product distribution network, which allows us to reach over 70 countries worldwide; and

•	expanding internationally into new regions that we believe have comparative advantages in the forestry sector.

Corporate Structure

Set forth below is a diagram summarizing our corporate structure and our principal subsidiaries as of December 31, 2011:

(1)	Montes del Plata is a collective reference to a group of companies (Stora Enso Uruguay S.A., Forestal Cono Sur S.A., Eufores S.A., Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., El Esparragal Asociación Agraria de Responsabilidad Limitada and Terminal Logística e Industrial M’Bopicuá S.A.) in which we have a 50% interest and through which we carry out our joint venture in Uruguay with Stora Enso Oyj.

Our principal executive offices are located at Avenida El Golf 150, 14th Floor, Las Condes, Santiago, Chile. Our telephone number is +56-2-461-7200, and our facsimile number is +56-2-461-7541.

The Exchange Offer

On January 11, 2012, we completed the private offering of the outstanding notes. References to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed to deliver to you this prospectus as part of the exchange offer and we agreed to use our reasonable best efforts to complete the exchange offer within 360 days after the date of original issuance of the outstanding notes. In the exchange offer, you are entitled to exchange your outstanding notes for exchange notes that are identical in all material respects to the outstanding notes except the exchange notes have been registered under the Securities Act. In addition, the exchange notes will not be entitled to registration rights and liquidated damages that are applicable to the outstanding notes under the registration rights agreement.

The Exchange Offer	We are offering to exchange up to U.S.$500 million aggregate principal amount of our 4.750% Notes due 2022, which we refer to in this prospectus as the “exchange notes”, for up to U.S.$500 million aggregate principal amount of our 4.750% Notes due 2022, which we refer to in this prospectus as the “outstanding notes”. The exchange offer is being made with respect to all of the outstanding notes. Outstanding notes may only be exchanged in integral multiples of U.S.$1,000.

Resale of the Exchange Notes	Based on an interpretation of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are an affiliate of ours, within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of your business and you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Any holder of outstanding notes who:

•	is an affiliate of ours;

•	does not acquire exchange notes in the ordinary course of business; or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in the distribution of the exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar interpretive letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. See “The Exchange Offer—Resales of the Exchange Notes.”

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 5:00 PM, New York City time, on July 19, 2012, unless we extend it. We do not currently intend to extend the expiration date. We refer to this date (as it may be extended) as the “expiration date.” Tenders of outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer. See “The Exchange Offer––Expiration Date; Extensions; Amendments” and “The Exchange Offer––Withdrawal of Tenders.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive in our sole discretion. See “The Exchange Offer––Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with any physical certificates requesting the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, which we refer to as “ATOP,” by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•

you are not an affiliate, as defined in Rule 405 of the Securities Act, of ours or, if you are an affiliate of ours, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

See “The Exchange Offer––Procedures for Tendering” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the outstanding notes in the exchange offer, you should contact that registered holder promptly and instruct that registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer––Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and they are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal, or comply with the applicable procedures under DTC’s ATOP, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer––Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold the outstanding notes, and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

To the extent outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequence of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange.”

Taxation	The exchange of the outstanding notes for the exchange notes pursuant to the exchange offer will not be a taxable event for United States federal income tax or Chilean tax law purposes. See “Taxation.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Mellon is serving as exchange agent in connection with the exchange offer. The contact information for the exchange agent is set forth in the section captioned “The Exchange Offer––Exchange Agent” of this prospectus.

The Exchange Notes

Issuer	Celulosa Arauco y Constitución S.A.

Notes Offered	U.S.$500 million in an aggregate principal amount of 4.750% Notes due 2022.

Maturity	January 11, 2022.

Interest Payment Dates	January 11 and July 11 of each year, commencing on July 11, 2012.

Optional Redemption	We may redeem the exchange notes in whole or in part, at our option, at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 45 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the exchange notes to be redeemed to the date of redemption.

In addition, we may redeem the exchange notes in whole or in part, any time and from time to time, beginning on the date that is three months prior to the scheduled maturity of the exchange notes, at our option at a redemption price equal to 100% of the principal amount of the exchange notes to be redeemed, plus accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the date of redemption. See “Description of the Exchange Notes—Optional Redemption.”

Tax Redemption	We may redeem the exchange notes in whole, but not in part, at any time at par if certain changes related to Chilean tax law occur. See “Description of the Exchange Notes—Redemption for Taxation Reasons.”

Certain Covenants	The indenture under which the exchange notes will be issued contains certain covenants, including limitations on liens and limitations on sale and leaseback transactions.

Ranking	The exchange notes will be unsecured obligations of Arauco and will, other than with respect to certain obligations given preferential treatment pursuant to the laws of Chile, rank pari passu in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The exchange notes will not have the benefit of any collateral securing any of our existing and future secured indebtedness and will be effectively subordinated to all existing and future indebtedness of any of our subsidiaries to the extent of the assets of each subsidiary.

Further Issues	We may from time to time without the consent of the holders of the notes issue further securities having the same terms and conditions as the notes so that the further issue is consolidated and forms a single series of notes with the notes offered hereby.

Taxation	Under Chile’s income tax law, our payments of interest made from Chile in respect of the exchange notes to a Foreign Holder (as defined herein) will generally be subject to a Chilean withholding tax assessed at a rate of 4.0%. Subject to certain exceptions, we will pay Additional Amounts (as defined herein) as may be necessary to ensure that the net amounts received by the Foreign Holders (including Additional Amounts) after such Chilean withholding tax shall equal the amounts which would have been receivable in respect of the exchange notes in the absence of such Chilean withholding tax. See “Description of the Exchange Notes—Payment of Additional Amounts” and “Taxation.”

Governing Law	Our contractual rights and obligations and the rights of the holders of the exchange notes arising out of, or in connection with, the indenture and the exchange notes are governed by, and will be construed in accordance with, the laws of the State of New York.

Absence of a Public Market for the Exchange Notes	The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be an established trading market. Accordingly, we cannot assure you as to the development or liquidity of any market for the exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system.

Exchange Controls in Chile	The issuance of the exchange notes does not require prior authorization by the Central Bank of Chile. Nevertheless, certain financial terms of the outstanding notes have been registered with the Central Bank of Chile after the issuance of the outstanding notes.

Trustee	The Bank of New York Mellon is the trustee under the indenture.

For a discussion of risks that should be considered in connection with an investment in the exchange notes, see “Risk Factors.”

RISK FACTORS

We are subject to various changing economic, political, social and competitive conditions, particularly in our principal markets. Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition and results of operations and, as a result, the notes. You should consider these risks, in addition to the other information presented or incorporated by reference into this prospectus, before making an investment decision in respect of the exchange notes.

Risks relating to us and the forestry industry

Fluctuations in market price for our products could adversely affect our financial condition, results of operations and cash flows.

Prices for many of the products we sell can fluctuate significantly. The price of commodities such as pulp, plywood, fiberboard and sawn timber has a high correlation with international prices. Consequently, the prices that we are able to charge for these products are highly dependent on prevailing international prices. Historically, such prices have been subject to substantial variation. For example, during the period from January 1, 2009 to December 31, 2011, the average price for Norscan bleached softwood kraft market pulp (pulp produced in Canada and Northern Europe sold to manufacturers of paper products delivered in Northern Europe, or NBSK), which is the benchmark for softwood bleached pulp, ranged from a low of U.S.$577.09 per metric ton in April 2009 to a high of U.S.$1,023.1 per metric ton in June 2011. During the last quarter of 2008 and the first quarter of 2009 there was a very rapid and significant reduction in the international prices of the products we sell and commodity prices in general as a result of the global financial crisis. In the second half of 2009, the international price of the products we sell and commodity prices in general increased up to pre-financial crisis levels and continued at high levels in 2010 and the first half of 2011. In the second half of 2011, pulp price started to decline. The continuation of severe global economic conditions may continue to exert downward pressure on commodity prices, including the international prices of the products we sell, which could result in material and adverse declines in our revenues, results of operations and financial condition. We have no control over the factors that cause prices to change which include, among others:

•	worldwide demand (which may be affected by a number of factors, including economic or political conditions in Asia, Latin America, North America and Europe).

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand;

•	world production capacity;

•	the business strategies adopted by major integrated forestry, pulp and paper producers and other major producers; and

•	the availability of substitutes.

In addition, the prices of many of the products we sell are correlated to some extent and historical fluctuations in the price of one product have usually been accompanied by similar fluctuations in the prices of other products. If the price of one or more of the products that we sell were to decline significantly from current levels, it could have a material adverse effect on our revenues, results of operations and financial condition.

Worldwide competition in the markets for our products could adversely affect our business, financial condition, results of operations and cash flows

We experience substantial worldwide competition in each of our geographical markets and in each of our product lines. Several of our competitors are larger than we are and have greater financial and other resources, which they could use to take steps that could materially and adversely affect our financial and competitive position. The pulp industry is sensitive to changes in industry capacity and producer inventories, as well as to cyclical changes in the world’s economies, all of which may significantly affect selling prices and, thereby, our profitability. Increased competition could materially and adversely affect our business, financial condition, results of operations and cash flows.

Global economic developments, and particularly economic developments in the Asian, European and U.S. economies, could have an adverse effect on the demand for our products, our financial condition, results of operations and cash flows.

The global economy, and in particular global industrial production, is the primary driver of demand for pulp, paper and wood products. Global industrial production dropped during the second half of 2008 and first half of 2009 due to the financial crisis and global economic conditions, resulting in a significant and widespread contraction in demand for pulp, paper and wood products. A continued decrease in the level of activity in either the domestic or the international markets within which we operate could adversely affect the demand and the price of our products and thus our cash flows and operational and financial results.

Due to this downturn in global industrial production, our pulp segment experienced significant price declines in the last quarter of 2008 and the first quarter of 2009 which severely affected our results. In addition, the significant downturn in the home-building industry in the United States and Europe has resulted in increased inventories of available new homes, significant declines in home prices, loss of home-equity values and loss of consumer confidence and demand. As a result of these events, our plywood and panel sales were adversely affected, continuing a downward trend both in volume and price across all markets. Our medium-density fiberboard molding sales also experienced a sharp decline in volume mainly due to the lower activity in the United States and Canadian construction markets. Our wood products segment, which is also highly dependent on the strength of the home-building industry, experienced decreases in its prices of and demand for its products.

The decrease in demand of sawn timber products due primarily to the credit crisis and continued downturn in the real estate market in the United States and decrease in demand for sawn timber products resulted in our decision to close five sawmills in 2008 and 2009. Also, the same situation of deteriorated market conditions led us to close our Bossetti Sawmill in Argentina in December 2010. Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. As of the date of this prospectus, credit rating agencies have downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and the first quarter of 2012, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, demand and prices for pulp and wood products have declined in the European market.

Export sales of our wood products to Asia accounted for 38.6% of our sales revenue in 2011 compared to 36.3% in 2010, and 32.1% in 2009, and export sales to North America accounted for 36.7% of our sales revenue in 2011 compared to 39.7% in 2010 and 43.3% in 2009. In addition, during 2009 we exported a significant quantity of our sawn timber products, especially to Asia and the Middle East, in order to avoid additional personnel reductions in the facilities and to mitigate the impact of the global economic downturn on our sawn timber division. Our business, financial condition, results of operations and cash flows could be materially and adversely affected if the economic conditions in Asia, Europe, the United States and elsewhere abroad continue to deteriorate, and if we are unable to reallocate our sawn timber and other products to other markets on equally beneficial terms, which could require us to recognize additional impairment charges.

We depend on free international trade as well as economic and other conditions in our principal export markets.

In 2011, export sales, defined as sales out of the country where our goods were produced, accounted for approximately 71.5% of our total sales revenues. During this period, 47.0% of our export sales were to customers in Asia, 19.0% to customers in North America, 17.7% to customers in Europe, 11.8% to customers in Central and South America and 4.5% to customers in other countries. As a result, our results of operations and cash flows depend, to a significant degree, on economic, political and regulatory conditions in our principal export markets. Our ability to compete effectively in our export markets could be materially and adversely affected by a number of factors beyond our control, including deterioration in macroeconomic conditions, exchange rate volatility, government subsidies, and the imposition of increased tariffs or other trade barriers. If our ability to sell our products competitively in one or more of our principal export markets were impaired by any of these developments, it might be difficult to re-allocate our products to other markets on equally favorable terms and our business, financial condition, results of operations and cash flows might be adversely affected.

We are located in a seismic area that exposes our property in Chile to the risk of earthquakes and tsunamis, and we experienced significant business disruption and losses as a result of the February 27, 2010 earthquake.

Our properties in Chile are located in a seismic area that exposes our facilities, plants, equipment and inventories to the risk of earthquakes and even subsequent tsunamis in some areas. A significant earthquake or other catastrophic event could severely affect our ability to meet our production targets, satisfy customer demand and could require us to make unplanned capital expenditures, resulting in lower sales and having a material adverse effect on our financial results.

On February 27, 2010, an earthquake measured at a magnitude of 8.8 on the Richter scale, followed by a tsunami that affected the coast, occurred in the South-Central Region of Chile, an area where we maintain a substantial portion of our industrial operations in Chile. Immediately after the earthquake, all of our production units applied their contingency plans, which involved shutting down operations and evaluating the damage caused to each facility by the earthquake. As a result of the earthquake and the subsequent tsunami, our Mutrún sawmill was destroyed. All of our operations have since reopened and are currently operating at full operational capacity, except for the Mutrún sawmill, which will not be reopened. The Mutrún sawmill represented approximately 6% of our sawn timber production capacity in Chile.

The suspension of our operations in Chile resulted in significant asset impairment charges due to earthquake-related damage to property and inventories as well as a significant decrease in our sales volumes due to plant closures which had an adverse effect on our results of operations and cash flows. Our insurance policies provide coverage for certain damages to our property, plant, equipment and inventories and for business interruption caused by such damages up to an aggregate amount of U.S.$650 million, with a deductible of U.S.$3 million for property damage and a deductible of 21 days for business interruption. On November 15, 2011, we and the insurers accepted the final report of the insurance adjusters. In accordance with such final report we are entitled to receive a total recovery of U.S.$532 million, which we have fully received as of December 31, 2011.

We cannot assure you that we will not experience other suspensions or interruptions or unexpected damage to our property as a result of other earthquakes, aftershocks, tsunamis, any related repair and maintenance or other consequences associated with such events, any of which could have a material and adverse effect on our revenue, results of operations and financial condition.

The costs to comply with, and to address liabilities arising under, environmental laws and regulations could adversely affect our business, financial condition, results of operations and cash flows.

In each country where we have operations, we are subject to a wide range of national and local environmental laws and regulations concerning, among other matters, the preparation of environmental impact assessments for our projects, the protection of the environment and human health, the generation, storage, handling and disposal of waste, the discharge of pollutants and the remediation of contamination. As a forest products manufacturer, we generate air and water emissions and solid and hazardous wastes. These emissions and waste disposals are subject to limits or controls prescribed by law or by our operating permits, and we may be required to install or upgrade our pollution control equipment in order to meet these legal requirements. We have made, and expect to continue to make, expenditures to maintain compliance with environmental laws. Failure to comply with environmental requirements may result in civil, administrative or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental authorizations or the temporary or permanent closure of facilities. Environmental regulations in Chile and other countries in which we operate have become increasingly stringent in recent years (for example, in connection with the approval and development of new projects), and this trend is likely to continue. Future changes in environmental laws, or in the application, interpretation or enforcement of those laws, including new or stricter requirements related to harvesting activities, air and water emissions and/or climate change regulations, could result in substantially increased capital, operating or compliance costs, impose conditions that restrict or limit our operations or otherwise adversely affect our business, financial condition, results of operations and cash flows. These changes could also limit the availability of our funds for other purposes, which could adversely affect our business, financial condition, results of operations and cash flows.

Since 2004, we have been subject to a number of environmental administrative and judicial proceedings in Chile, including proceedings related to the Valdivia Mill, the Arauco Mill, the Nueva Aldea Complex and the Licancel Mill. As a result of these proceedings, we have been subject to monetary fines as well as sanctions, including orders to suspend or limit our operations. Additional proceedings, enforcement actions or claims related to compliance with environmental requirements or alleged environmental damages may also be brought against us in the future. Any such proceedings or claims may have an adverse effect on our business, financial condition, results of operations and cash flows. See “Risk factors—Risks relating to us and the forestry industry—Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.”

Environmental concerns led to the temporary suspension of our operations at the Valdivia Mill in 2005 and at the Licancel Mill in 2007, which adversely affected, and in the future may continue to adversely affect, our business, financial condition, results of operations and cash flows.

Valdivia Mill

Our operations at the Valdivia Mill, an industrial development in the Province of Valdivia, have been subject to environmental scrutiny by Chilean environmental regulators and the Chilean public since the mill began its operations in 2004. A variety of concerns and claims have been raised regarding the mill’s potential environmental impacts in the area. Primarily, it has been alleged that the mill’s operations impacted habitat in the nearby Carlos Anwandter Nature Sanctuary and contributed to the migration and death of black-neck swans living in the area. In connection with an environmental administrative proceeding, environmental regulators required us to temporarily suspend operations at the Valdivia Mill for approximately one month in January 2005.

In June 2005, we again suspended operations at the Valdivia Mill until certain technical and legal conditions could be clarified with the applicable regulatory authorities. We estimate this suspension resulted in a loss of sales of approximately U.S.$1 million per day and a loss of profits of approximately U.S.$250,000 per day. Pursuant to the decision of our board of directors, based on certain clarifications provided by the Environmental Regional Commission (Comisión Regional del Medio Ambiente), or COREMA, of the Tenth Region of Chile, the mill resumed operations in August 2005, after 64 days of suspended operations, at 80% of its authorized production capacity. In order to achieve the full production capacity authorized by applicable permits, the mill had to fulfill certain new requirements established by the COREMA. In January 2008, the COREMA authorized the Valdivia Mill to return to its annual authorized production capacity of 550,000 metric tons. The mill gradually increased its production over a four-month period starting in March 2008 and reached full capacity in June 2008.

In June 2007, we were required to submit to the COREMA of the Tenth Region of Chile an environmental impact study for the implementation of substantial technological improvements on the quality of effluents generated by the Valdivia Mill. In June 2008, the COREMA approved that environmental impact study subject to certain conditions that, in our opinion, adversely affected the feasibility of the project. For such reason, we filed an appeal before the Directive Council (Consejo Directivo) of the National Environmental Commission (Comisión Nacional del Medio Ambiente), or CONAMA, challenging the conditions imposed by the COREMA. This administrative appeal was partially accepted by the CONAMA, but certain of the conditions that we believe adversely affect the feasibility of the project were maintained. As a result, in September 2009 we presented another appeal in the relevant court, and as of the date of this prospectus such appeal remains pending.

Until October 2007, our Valdivia Mill was under the jurisdiction of the COREMA of the Tenth Region of Chile, but due to a change in legislation creating two new administrative regions in Chile, our Valdivia Mill became subject to the jurisdiction of the COREMA of the Fourteenth Region of Chile. In February 2009, as previously required by the COREMA of the Tenth Region of Chile, we submitted to the COREMA of the

Fourteenth Region of Chile an environmental impact study for the construction of a pipeline to discharge the Valdivia Mill’s wastewater in the Pacific Ocean near Punta Maiquillahue, complying with the requirement that such wastewater be discharged in a body of water other than the Cruces River, the Carlos Anwandter Nature Sanctuary or their respective sources. This environmental impact study was approved by the COREMA in February 2010 but has been partially challenged by us before the Directive Council (Consejo Directivo) of the CONAMA primarily because it included a prohibition of discharge of wastewater into the Cruces River under all circumstances, even in the case of certain emergencies. As of the date of this prospectus, the Directive Council of the CONAMA has not resolved the action presented by us.

Resolution of our disputes with the CONAMA or the pending appeals before the Chilean courts regarding the resolutions that approved the environmental impact studies of the pipeline and the effluent quality improvement projects, as well as the construction and operation of the pipeline, are each subject to many environmental, regulatory, engineering and political uncertainties. As a result, we cannot provide any assurances that the projects will be finally approved as requested or completed. If either the request for the necessary permits for the construction of the pipeline is rejected, or the installation of the pipeline is delayed for reasons attributable to us, we may face sanctions that include warnings, fines or the revocation of the Valdivia Mill’s environmental permit for operation. Alternatively, if any rejection or delays are attributable to reasons beyond our control, we believe that the environmental authorities should extend the applicable deadlines. However, we can provide no assurances that any deadline extensions would be granted, even if we comply with all the requirements that may be set forth by those authorities.

The suspension of operations at the Valdivia Mill in 2005 adversely affected our business, financial condition, results of operations and cash flows. Any future suspension of operations at the Valdivia Mill or at any other of our significant operating plants can be expected to have similar adverse effects. We offer no assurance that the Valdivia Mill, or our other mills, will be able to operate without further interruption.

Licancel Mill

Beginning in June 2007, our operations at the Licancel Mill, a pulp mill located in the Seventh Region of Chile, became subject to environmental scrutiny by Chilean environmental regulators and the public due to the death, in June 2007, of fish in the Mataquito River approximately 15 kilometers downstream of the mill. As a result, in June 2007 Chilean authorities, including certain public health authorities and the Superintendencia de Servicios Sanitarios (Sanitary Services Superintendency), required that we suspend activities at the Licancel Mill and that we suspend any further discharges into the river. In 2007, we invested approximately U.S.$8 million in a new effluent treatment system for the Licancel Mill, and the mill resumed operations during January 2008. Nevertheless, we can offer no assurance that the Licancel Mill will be able to operate without further interruptions. Any future suspension of operations at the Licancel Mill would adversely affect our business, financial condition, results of operations and cash flows. We estimate that the suspension of operations at the Licancel Mill resulted in a total loss of profits of approximately U.S.$24 million.

We are subject to legal proceedings related to our mills, which could adversely affect our business, financial condition, results of operations and cash flows.

In April 2005, the National Defense Council (Consejo de Defensa del Estado), the Chilean national agency that institutes legal proceedings on behalf of the Chilean government, instituted a civil lawsuit seeking reparations, damages and indemnification from us for environmental harm allegedly caused by the effluent discharges from our Valdivia Mill. The National Defense Council has not quantified the damages it is seeking in connection with the Valdivia Mill lawsuit. The Valdivia Mill lawsuit remains under review by the court as of the date of this prospectus. If the result of the Valdivia Mill lawsuit is unfavorable to us, we may be required to invest a significant amount of funds or take other actions to repair any environmental harm a court determines we have caused, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We cannot predict the outcome or impact of this lawsuit or when it may be resolved.

Since the end of 2004, we have been subject to various criminal proceedings relating to alleged violations of several environmental laws in Chile, each of which has been either terminated or abandoned by the prosecutor (decisión de no perseverar) as of the date of this prospectus. The commencement of similar criminal proceedings against Arauco at any time in the future could adversely affect some of our mills. We can neither predict the likelihood that we will face such similar proceedings in the future, nor the likely outcome or impact of any such proceedings.

We are also subject to certain other civil and administrative proceedings relating to our mills. We cannot assure you that, as a result of such proceedings, our mills will be able to operate without interruption. Any such interruption, or unexpected costs to resolve such proceedings, could have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to a substantial tax claim in Argentina

On December 14, 2007, the Administración Federal de Ingresos Públicos, or AFIP, Argentina’s internal revenue service, notified our Argentine subsidiary, Alto Paraná S.A., or Alto Paraná, of a claim for unpaid taxes for fiscal years 2002, 2003 and 2004 in the aggregate amount of approximately AR$418 million (or approximately U.S.$105 million) (including principal, interest and penalties accrued through such date), arising from a dispute regarding certain income tax deductions (related to debt issued by Alto Paraná in 2001 and repaid in 2007) taken by Alto Paraná and rejected by the AFIP. On February 8, 2010, Argentina’s tax court (Tribunal Fiscal de la Nación) issued an unfavorable administrative ruling requiring that Alto Paraná pay the AFIP’s claim in full.

Alto Paraná appealed this unfavorable administrative ruling to the Court of Appeals and also filed an injunctive action requesting that the court stay Alto Paraná’s payment obligation until resolution of its pending appeal. On May 13, 2010, the Court of Appeals granted an injunction of Alto Paraná’s payment obligation in exchange for the posting of a surety bond in the amount of AR$633.6 million (or approximately U.S.$159 million). We have not established any reserve in respect of this contingency and can offer no assurance that the Court of Appeals will issue a ruling favorable to us. If the Court of Appeals upholds the decision of the Tribunal Fiscal de la Nación, Alto Paraná will be required to satisfy the above-mentioned claim which would have an adverse effect on our financial condition and results of operations.

Our ability to access local and international credit or capital markets may be restricted at a time when we need financing, which could have a material adverse effect on our flexibility to react to changing economic and business conditions.

As of December 31, 2011, we had approximately U.S.$3,213.3 million of outstanding indebtedness. In light of the current economic environment, we may be unable to access, or we may be restricted in accessing, credit and capital markets to satisfy our financing needs, or we may not be able to refinance our existing indebtedness on terms that are favorable to us or at all. If we are unable to refinance our indebtedness as it becomes due, or if we refinance such indebtedness on terms that are not favorable to us, our business, results of operations and financial condition could be materially and adversely affected.

Material disruptions at any of our manufacturing, mills processing or remanufacturing facilities could negatively impact our financial results.

A material disruption at any of our manufacturing, mills processing or remanufacturing facilities could prevent us from satisfying customer demand for our products, meeting our production targets and/or require us to make unplanned capital expenditures, resulting in lower sales, which would have a negative effect on our financial results. Our Chilean facilities are located in a region known for seismic activity that exposes our facilities in Chile to the risk of earthquakes and subsequent tsunamis in some areas. In addition, our facilities (or any of our machines within an otherwise operational facility) could cease operations unexpectedly due to a number of events, including:

•	unscheduled maintenance outages;

•	prolonged power failures;

•	an equipment failure;

•	fires, floods, hurricanes or other adverse weather;

•	disruptions in the transportation infrastructure, including roads, bridges, railroad tracks and tunnels;

•	a chemical spill or release;

•	explosion of a boiler;

•	the effect of a drought or reduced rainfall on its water supply;

•	labor difficulties;

•	terrorism or threats of terrorism;

•	domestic and international laws and regulations applicable to our Company and our business partners, including joint venture partners, around the world; and

•	other operating problems.

Disease or fire could affect our forests and manufacturing processes and, in turn, adversely affect our business, financial condition, results of operations and cash flows.

Our operations are subject to various risks affecting our forests and manufacturing facilities, including disease and fire. Although to date certain pests and diseases afflicting radiata or taeda pine plantations in other parts of the world have not significantly affected the forestry industries in Chile, Argentina, Brazil and Uruguay, these pests or diseases do migrate and may appear in Chile, Argentina, Brazil or Uruguay in the future. Similarly, forest fires are always a risk, particularly during low rainfall conditions. We do not maintain insurance against pests, diseases or, in certain areas, fires that could affect our forests, and as a result our business, financial condition, results of operations and cash flows could be adversely affected if any of these risks were realized.

Commencing on December 31, 2011 wildfires, exacerbated by high temperatures and strong winds, broke out in the Eighth Region of Chile. As a result, the fires destroyed our Nueva Aldea plywood mill and approximately 8,200 hectares of our forest plantations. The affected forest plantations represent approximately 0.8% of our total forest plantations. Our Nueva Aldea plywood mill, which represented an investment of approximately U.S.$110 million, had an annual production capacity of 450,000 cubic meters, representing approximately 14.2% of our total panel production capacity. Although the plywood mill at Nueva Aldea and our forest plantations are insured, our insurance is subject to deductibles and caps, including a 15-day deductible relating to our business interruption insurance for the Nueva Aldea plywood mill. We believe that the interruption of our Nueva Aldea panel mill may result in a loss of profits of approximately U.S.$2.0 million during year 2012, net of the insurance coverage we may receive due to this event. We can provide no assurance that we will receive insurance proceeds to compensate us fully for the losses we have incurred.

Climate change may negatively affect our business, financial condition, results of operations and cash flows.

A growing number of scientists, environmentalists, international organizations, regulators and other commentators maintain that global climate change has contributed, and will continue to contribute, to the increasing unpredictability, frequency and severity of natural disasters (including, but not limited to, hurricanes, droughts, tornadoes, freezes, other storms and fires) in certain parts of the world. As a result, a number of legal and regulatory measures as well as social initiatives have been introduced in numerous countries in an effort to reduce carbon dioxide and other greenhouse gas emissions, which some argue to be substantial contributors to global climate change. Such reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment.

In addition, our plantations are located in regions which have ideal climatic conditions for a short growing cycle. Any climate changes that negatively affect such favorable climate conditions in central or southern Chile or in any region in which we benefit from favorable climate conditions could adversely affect the growth rate and quality of our plantations, or our production costs. Although we cannot predict the impact of changing global climate conditions, if any, nor can we predict the impact of legal, regulatory and social responses to concerns about global climate change, any such occurrences may negatively affect our business, financial condition, results of operations and cash flows.

Our operations could be adversely affected by labor disputes.

Approximately 22.7% of our employees in Chile, 49.2% of our employees in Argentina and 11.3% of our employees in Brazil were unionized at December 31, 2011. In the past, certain work slowdowns, stoppages and other labor-related disruptions have adversely affected our operations. For example, in Chile we experienced (i) a 10-day work stoppage in November 2009 at our Constitución, Arauco, Nueva Aldea, Horcones and Trupán-Cholguán complexes, (ii) a three-day work stoppage in September 2009 at our Constitución, Arauco, Nueva Aldea, Horcones, Valdivia and Trupán-Cholguán complexes and (iii) a six-day work stoppage in May 2007 at our Horcones complex (which includes the Arauco pulp mill, a panel plant and two sawmills), each of which was caused by the employees of our third party forestry contractors at each of the respective facilities. In Argentina we experienced (i) a 3-day stoppage at Alto Paraná’s chemical mill in March 2011, as a result of a strike by the chemical union and (ii) a 4-day stoppage at Alto Paraná’s pulp mill in September 2010, as a result of a strike by the pulp union, but these strikes were limited to two hours per shift and did not materially affect operations. In January 2008, Alto Paraná’s chemical mill in Argentina experienced three days of work stoppage, but these strikes were limited to two hours per shift and did not materially affect operations. In addition, in January and February 2007, we experienced (i) a 12-day stoppage at our, Zárate mill due to a dispute arising between the local chemical and timber unions with regard to the representation of their workers at the mill and (ii) a six-day suspension of operations at our Alto Paraná pulp mill as a result of a strike by a group of approximately 150 power saw operators. Our principal collective-bargaining agreements in Chile are scheduled to expire in 2015. Our collective-bargaining agreement in Argentina does not terminate, it is modified through renegotiations with our employees. We cannot assure you that a work slowdown, or a work stoppage or strike, will not occur prior to or upon the expiration of our labor agreements, and we are unable to estimate the adverse effect of any such work slowdown, stoppage or strike on our sales.

In addition, we depend to a significant extent on employees of contractors to which we outsource a wide range of services including operation of certain of our manufacturing facilities and management of certain of our plantations. As of December 31, 2011, we had contracts with approximately 1,002 contractors, who employed approximately 25,456 employees. Contractors that are not affiliated with us or with each other operate our eight sawmills and five remanufacturing facilities in Chile. Under Chilean labor legislation, we are secondarily liable for the payment of labor and the social security obligations owed to employees of our contractors. In the event that we do not exercise the rights granted to us by the labor laws regarding the supervision of our contractors in their compliance of their labor and social security obligations, then our responsibility is elevated from secondary to joint and several, thus enabling an employee of a contractor to bring a claim relating to these obligations against both the contractor and to us, as the party hiring such contractor, although the contractor would remain primarily liable for such obligations. Furthermore, as a general rule, we are also responsible for the health and safety conditions of the contractors’ workers and are obligated to ensure that the contractors comply with all obligations related to such conditions while such workers are performing activities for us within our corporate purpose.

As a result of the foregoing, we may be affected by future strikes, work slowdowns, stoppages or other labor-related developments in the various countries in which we operate, including such developments attributable to employees of contractors performing outsourced services, and such strikes, slowdowns, stoppages or other developments could have a material adverse effect on our business, financial condition, results of operations or prospects.

Risks relating to Chile

Adverse changes in Chilean political and economic conditions could directly impact our business and the market price of the exchange notes.

At December 31, 2011, 76.6% of our property, plant and equipment and forest assets were located in Chile, and in 2011, 76.1% of our revenues were attributable to our Chilean operations. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic conditions in Chile. Future developments in the Chilean economy could adversely affect our business, financial condition, results of operations and cash flows and may impair our ability to proceed with our strategic plan of business. In addition, such developments may impact the market price of the exchange notes.

The Chilean government has exercised and continues to exercise a substantial influence over many aspects of the economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition and the market price of the exchange notes may be adversely affected by changes in policies involving exchange controls, taxation and other matters.

Chile has different corporate disclosure standards from those with which you may be familiar in the United States, and Chile’s securities laws may not afford you the same protections as U.S. securities laws.

The securities disclosure requirements applicable to certain foreign private issuers differ from those applicable to issuers domiciled in the United States in some important respects. Accordingly, the information about us available to you will not be the same as the information disclosed by a U.S. company required to file reports with the U.S. Securities and Exchange Commission.

In addition, although Chilean law imposes restrictions on insider trading and price manipulation, applicable Chilean securities laws and regulations are different from those in the United States, and some investors protections available in the United States may not be available in the same form, or at all, in Chile.

Inflation in Chile may disrupt our business and have an adverse effect on our business, results of operations, financial condition and cash flows.

Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2006, 2007, 2008, 2009, 2010 and 2011 were 2.6%, 7.8%, 7.1%, (1.4)%, 3.0% and 4.4%, respectively. High levels of inflation in Chile could adversely affect the Chilean economy and have a material adverse effect on our revenues, results of operations, financial condition and cash flows. Changes in the rate of inflation in Chile could continue in the future. Due to the competitive pressures we face in each of our product lines, we may not be able to increase prices in lock-step with inflation, which could materially and adversely affect our revenues, results of operations, financial and cash flows.

Currency fluctuations may have a negative effect on our financial results.

The Chilean peso has been subject to depreciations and appreciations in the past and may be subject to significant fluctuations in the future. We transact a significant portion of our business in U.S. dollars, and the U.S. dollar is the currency of the primary economic environment in which we operate. A significant portion of our operating costs, however, are denominated in Chilean pesos. An increase in the Chilean peso/U.S. dollar exchange rate increases our Chilean peso-denominated costs.

In addition, as an international company operating in Chile and several other countries, we transact a portion of our business and have assets and liabilities in Chilean pesos and other non-U.S. dollar currencies, such as the

Argentine peso, the Uruguayan peso, the Brazilian real, the Colombian peso and the Mexican peso, among others. To the extent that the Chilean peso depreciates against the U.S. dollar, our domestic sales revenues may be adversely affected when expressed in U.S. dollars. The same effects may occur for our domestic sales in Argentina and Brazil for products sold in each of the respective local currencies. As a result, fluctuations in the exchange rates of such foreign currencies to the U.S. dollar may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks relating to Argentina

The economic conditions in Argentina may adversely affect our financial condition, results of operations and cash flows.

At December 31, 2011, approximately 10.6% of our property, plant and equipment and forest assets were located in Argentina, and in 2011, approximately 12.7%, of our revenues were attributable to our Argentine operations. The financial condition and results of our Argentine operations, including the ability of our Argentine subsidiary Alto Paraná, our Argentine subsidiary, to raise capital, depend, to a certain extent, upon economic conditions prevailing in Argentina.

From 1998 to 2002, the Argentine economy experienced an economic recession marked by reduced levels of consumption and investment and an elevated unemployment rate. The Argentine gross domestic product, or GDP, decreased by 0.8% in 2000, 4.0% in 2001 and 10.9% in 2002. Since 2003, the Argentine GDP increased by 8.8% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006, 8.7% in 2007 and 6.8% in 2008. Although in 2009, Argentina’s GDP growth slowed to 0.9% as a result of the global financial crisis, in 2010 it rose to 9.2% and in 2011 it slowed to 7.3%. Depending on the future development of the economy of Argentina, over which we have no control, our business, financial condition, results of operations and cash flows could be adversely affected.

In addition, there are many aspects of the Argentine economy that could adversely affect our operations, including, among others, inflation, interest rates, foreign exchange controls and taxes. We have no control over and cannot predict how the Argentine economy could affect our operations and revenues in Argentina.

Changes in Argentina’s economy may impair the ability of Alto Paraná, our Argentine subsidiary, to meet its obligations and transfer money abroad.

We guarantee a portion of Alto Paraná’s debt. We may be required to fulfill our obligation under our guarantees if the Argentine government were to restrict Alto Paraná’s ability to transfer funds abroad to service such debt.

Since 2001, the Argentine government has imposed a number of monetary and currency exchange control measures, which have included the obligation to repatriate foreign currency earned abroad and tight restrictions on transferring funds abroad, with certain exceptions for authorized transactions.

Although current restrictions have not materially affected Alto Paraná’s business, financial condition, results of operations and cash flows, including its ability to service its debt, if in the future such payments are restricted, such restriction would be an obstacle to Alto Paraná’s ability to transfer money abroad which may negatively affect its financial condition, results of operations and cash flows.

Risks relating to Brazil

Economic conditions in Brazil may have a direct impact on our business, financial condition, results of operations and cash flows.

At December 31, 2011, approximately 12.8% of our property, plant and equipment and forest assets were located in Brazil, and in 2011, approximately 11.2%, of our revenues were attributable to our Brazilian operations.

During the first quarter of 2005, we acquired all of the shares of capital stock of LD Forest Products S.A. and of Placas do Paraná S.A., or Placas do Paraná, in Brazil, as well as 50% of the shares of capital stock of Dynea Brasil S.A., or Dynea Brasil, in Brazil. In April 2010, our subsidiary Arauco do Brasil S.A. acquired the other 50% of the shares of Dynea Brasil. As a result of this acquisition, we own 100% of the shares of Dynea Brasil.

In September 2007, our subsidiaries Placas do Paraná S.A. and Arauco Florestal S.A. entered into an agreement for the joint ownership of land with Stora Enso Oyj, a Finnish-Swedish multinational corporation. Pursuant to the agreement, we acquired 80% of the shares in Stora Enso Arapoti Empreendimentos Agrícolas S.A., now Arauco Florestal Arapoti S.A., which owns 50,000 hectares of land, including 25,000 hectares of pine and 5,000 hectares of eucalyptus plantations; 20% of the shares in Stora Enso Arapoti Indústria de Papel S.A., which owns a paper mill with an annual production capacity of 205,000 tons of light weight coated paper; and 100% of the shares of Stora Enso Arapoti Serraria Ltda., which owns a sawmill with an annual production capacity of 150,000 cubic meters per year.

In August 2009, we acquired, through our Brazilian subsidiary Placas do Paraná, Tafisa Brasil S.A., or Tafisa Brasil, which has a panel production facility located in the city of Pien, Brazil, with an annual total installed capacity of 725,000 cubic meters, and which includes two production lines producing medium density fiberboard (MDF) and one production line producing particleboard. The facility also has added-value lines to produce products for the construction and furniture industries.

On November 17, 2011, Centaurus Holdings S.A., a Brazilian company that is 51% owned by Klabin S.A. and 49% by our subsidiary Arauco Forest Brasil S.A., acquired the shares of Florestal Vale do Corisco Ltda., which has 107,000 hectares of land in the Brazilian state of Paraná. The total purchase price for the proposed transaction was U.S.$473.5 million, of which we paid 49%. Antitrust approval of this transaction remains pending as of the date of this prospectus.

As a result of the foregoing, to a certain extent, our business, financial condition, results of operations and cash flows will be dependent on economic conditions in Brazil.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business.

The Brazilian government has intervened in the Brazilian economy and, occasionally, has made drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, wage and price controls, currency devaluations, capital controls and limits on imports. The business, financial condition, results of operations and cash flows of our Brazilian subsidiaries may be adversely affected by such matters, changes in policy or regulation involving tariffs and exchange controls, as well as by factors such as:

•	currency fluctuations;

•	real estate ownership restrictions;

•	inflation;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

The Brazilian government’s actions have had and may continue to have a material effect on private sector entities, including our operations in Brazil. We have no control over and cannot predict how government intervention and policies will affect the Brazilian economy or, directly and indirectly, our operations and revenues.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm the business of our Brazilian subsidiaries.

Brazil has, in the past, experienced high rates of inflation. More recently, Brazil’s rates of inflation were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, and 6.5% in 2011, as measured by the Brazilian consumer price index (Índice de Preços ao Consumidor-Amplo). In the past, inflation, governmental measures to combat inflation and public speculation about possible future actions have had significant negative effects on the Brazilian economy. Certain future measures taken by the Brazilian government, including interest rate increases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation, and consequently, have adverse economic impacts on the business, financial condition, results of operations and cash flows of our Brazilian subsidiaries could suffer.

Fluctuations in the value of Brazil’s currency against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market, which may adversely affect the financial condition, results of operations and cash flows of our recently acquired Brazilian subsidiaries.

The Brazilian real has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods, depreciation of the real generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the United States, depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies.

For example, the real appreciated by 4.8% against the U.S. dollar in 2010, and depreciated 11.6% during 2011. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Devaluation of the Brazilian real and currency instability may adversely affect our results of operation and financial condition in terms of U.S. dollars and could adversely affect the ability of our Brazilian subsidiaries to meet their foreign currency obligations in the future and could result in a monetary loss relating to these obligations.

Risks relating to Uruguay

Economic conditions in Uruguay may have a direct impact on our financial condition, results of operations and cash flows.

In September 2009, we executed a series of agreements, pursuant to which we and Stora Enso Oyj agreed to combine our respective assets in Uruguay in a 50%-50% joint venture. As a consequence of this transaction, we and Stora Enso Oyj equally own and control all assets that we and Stora Enso Oyj previously owned in Uruguay, which includes approximately 74,000 hectares previously owned by Stora Enso Oyj (including 17,300 hectares which are already planted with forests) and approximately 39,000 hectares previously owned by us (of which 27,400 are already planted with forests).

In addition, in October 2009, we and Stora Enso Oyj acquired in equal parts the Uruguayan subsidiaries of the Spanish company Grupo Empresarial ENCE S.A. The principal assets of these companies consist of approximately 130,000 hectares of land, of which approximately 73,000 have forestry plantations, approximately 6,000 hectares under agreements with third parties and one industrial site, certain environmental permits for the construction of a pulp mill, a river terminal and one nursery. We own and operate these acquired assets jointly with Stora Enso Oyj as part of our Montes del Plata joint venture. The aggregate value of the assets acquired as a result of this transaction was U.S.$335 million, of which we paid 50% (or approximately U.S.$167.5 million).

On January 18, 2011, Arauco and Stora Enso Oyj agreed to carry out the construction of a state of the art pulp mill with an annual guaranteed capacity of 1.3 million tons, a port and a power producing unit based on renewable sources, all located in Punta Pereira, department of Colonia, Uruguay. The total estimated investment is U.S.$1,900 million. The project is being financed 40% by Arauco and Stora Enso Oyj on an equal basis, pursuant to their Montes del Plata joint venture, and 60% by long-term debt financing. The debt financing, incurred on September 29, 2011, includes a loan agreement among Celulosa y Energía Punta Pereira S.A., Zona Franca Punta Pereira S.A., each a Uruguayan affiliate of the Montes del Plata joint venture, and Banco Interamericano de Desarrollo, known as the “IDB Facility Agreement,” of up to U.S.$454,000,000, and an export credit agency agreement, known as the “Finnvera Guaranteed Facility Agreement” of up to U.S.$900,000,000. Arauco agreed to guarantee 50% of this debt.

As a result of these significant recent investments we have made in Uruguay and the significant additional investments we are currently contemplating, our financial condition and results of operations may consequently depend, to a certain extent, on political and economic conditions in Uruguay. Certain future actions by the Uruguayan government, including, among others, actions with respect to inflation, interest rates, foreign exchange controls and taxes, could have a material adverse effect on our operations in Uruguay.

Risks relating to other markets

Our business, earnings and prospects may be adversely affected by developments in other countries that are beyond our control.

Our business, financial condition, results of operations and cash flows depend, to a large extent, on the level of economic activity, government and foreign exchange policies and political and economic developments in our principal export markets. Approximately 93% of our total pulp sales in 2010 and 94.4% in 2011, as well as approximately 52.4% in 2010 and 54.9% in 2011 of our total sales of forestry, wood and panel products were attributable to exports, principally to customers in Asia, the Americas and Western Europe. Our business, earnings and prospects, as well as our financial condition, results of operations, cash flows and the market price of exchange notes, may be materially and adversely affected by developments in these export markets relating to inflation, interest rates, currency fluctuations, protectionism, government subsidies, price and wage controls, exchange control regulations, taxation, expropriation, social instability or other political, economic or diplomatic developments. For example, certain target countries to which we export may impose buying restrictions in our industry, which may adversely affect our sales. We have no control over these conditions and developments which could adversely affect us and our business, financial condition, results of operations and cash flows or the price or market of the notes.

Developments in other emerging and developed markets may adversely affect the market price of the notes and our ability to raise additional financing.

Our financial condition and the market price of the exchange notes may be adversely affected by declines in the international financial markets and world economic conditions. Chilean securities markets are, to varying degrees, influenced by general economic, political, social and market conditions in other emerging and developed market countries, especially those in the United States, Europe, China and Latin America. Although economic conditions are different in each country, investors’ reactions to developments in one country can affect the securities markets and the securities of issuers in other countries, including Chile. Negative developments in the international financial markets in the future could adversely affect the market price of the exchange notes and impair our ability to raise additional capital.

Since late 2009, high levels of sovereign debt and insufficient public sector revenues have resulted in a European sovereign debt crisis. As of the date of this prospectus, credit rating agencies have downgraded the credit ratings of many of the Eurozone governments, including Greece, Spain, Italy, Portugal and France, among others. During 2011 and the first quarter of 2012, the deepening of this crisis has caused a general economic downturn in Europe, which has negatively affected the banking and credit systems, employment and production. As a result, we may face difficulties in obtaining loans or we may incur higher debt servicing costs in connection with loans obtained from European financial institutions.

Risks relating to the exchange offer and notes

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to the section of the prospectus entitled “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

You must comply with the exchange offer procedures in order to receive freely tradable exchange notes.

Delivery of the exchange notes in exchange for the outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•

Certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•

A completed and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	Any other documents required by the letter of transmittal.

Therefore, holders of the outstanding notes who would like to tender the outstanding notes in exchange for exchange notes should be sure to allow enough time for the outstanding notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer––Procedures for Tendering.”

Some holders who exchange their outstanding notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The non-payment of funds by our subsidiaries could have a material and adverse effect on our business, financial condition, results of operations and ability to service our debt, including the exchange notes.

Our cash flow and our ability to service debt is dependent, in part, on the cash flow and earnings of our subsidiaries and the transfer of funds by those subsidiaries to us, in the form of loans, interest, dividends or otherwise. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the terms of the exchange notes or to make any funds available for such purpose. Furthermore, claims of creditors of our subsidiaries, including trade creditors, will have priority over our creditors, including holders of our securities, with respect to the assets and cash flow of our subsidiaries. The indenture governing the notes does not limit the ability of our subsidiaries to incur additional indebtedness. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the exchange notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors.

Changes in Chilean tax laws could lead to the redemption of the exchange notes.

Under current Chilean law and regulations, payments of interest made from Chile to holders of debt securities who are not residents or who are not domiciled or organized in Chile for purposes of Chilean taxation will generally be subject to Chilean withholding tax at a rate of 4%. Subject to certain exceptions, we will pay Additional Amounts as may be necessary to ensure that the net amounts received by the holder of the notes (including Additional Amounts) after such Chilean withholding tax will equal the amounts that would have been received in respect of the notes in the absence of such Chilean withholding tax. If as a result of certain changes in Chilean tax law we are or will become obligated to pay Additional Amounts in excess of the Additional Amounts that we would be obligated to pay if payments were subject to withholding or deduction of 4%, we will have the right to redeem the notes in whole but not in part. See “Description of the Exchange Notes—Redemption for Taxation Reasons.”

The exchange notes are a new issue of securities for which there is currently no public market, and you may be unable to sell your exchange notes if a trading market for the exchange notes does not develop.

We cannot assure you that an active trading market for the exchange notes will develop or, if a market develops, as to the liquidity of the market. The liquidity of any market for the exchange notes will depend on the number of holders of the exchange notes, the interest of securities dealers in making a market in the exchange notes and other factors. If an active trading market does not develop, the market price and liquidity of the exchange notes may be adversely affected. If the exchange notes are traded, they may trade at a discount from their initial offering price depending upon prevailing interest rates, the market for similar securities, general economic conditions, our performance and business prospects and other factors.

We may incur additional indebtedness ranking equally to the exchange notes.

The indenture does not impose any limitation on our ability to issue additional debt that ranks on an equal and ratable basis with the exchange notes. If we incur any additional debt that ranks on an equal and ratable basis with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with an insolvency, liquidation, reorganization, dissolution or other winding-up of us subject to satisfaction of certain debt limitations. This may have the effect of reducing the amount of proceeds paid to you.

The exchange notes will be unsecured and effectively subordinated to our secured indebtedness.

The exchange notes will be unsecured obligations of Arauco and will not have the benefit of any collateral securing any of our existing and future secured indebtedness. Pursuant to the indenture governing the exchange notes, we are permitted to incur a substantial amount of additional secured indebtedness. Holders of our secured debt will have claims that are effectively senior to your claims as holders of the exchange notes, to the extent of the value of the assets securing the secured debt. If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lenders thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, such lenders will have priority over any claim for payment under the exchange notes to the extent of the value of the assets that constitute their collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the exchange notes could be satisfied.

The obligations under the exchange notes will be subordinated to certain statutory liabilities.

Under Chilean bankruptcy law, the obligations under the exchange notes are subordinated to certain statutory preferences. In the event of a liquidation, such statutory preferences, including claims for salaries, wages, secured obligations, social security, taxes and court fees and expenses, will have preference over any other claims, including claims by any investor in respect of the exchange notes.

Holders of notes may find it difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

We are organized under the laws of Chile and our principal place of business (domicilio social) is in Santiago, Chile. Most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets are located outside of the United States. As a result, it may be difficult for holders of notes to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of our Chilean counsel, there is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. See “Enforceability of Civil Liabilities.”

Credit ratings may not reflect all risks, are not recommendations to buy or hold securities and may be subject to revision, suspension or withdrawal at any time.

One or more independent credit rating agencies may assign credit ratings to the exchange notes. The ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above and other factors that may affect the value of the exchange notes. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. Changes in credit ratings issued by nationally recognized statistical rating organizations could adversely affect us and have an adverse effect on the market price of the exchange notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization or result in any increase in our indebtedness.

The net proceeds to us from the issuance of the outstanding notes were approximately U.S.$491,350,000. The net proceeds from the offering of the outstanding notes were used to refinance a portion of our outstanding debt, including a portion of our short-term debt, and for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated financial information as of December 31, 2009, 2010 and 2011 and for each of the years ended December 31, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements, which have been prepared in accordance with IFRS.

IFRS differs in certain significant respects from U.S. GAAP. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under U.S. GAAP, and readers should avoid such a comparison.

	As of and for the year ended December 31,
	2009		2010		2011
	(in thousands of U.S.$, except ratios and per share data)
INCOME STATEMENT DATA
Revenue	U.S.$	3,097,448	U.S.$	3,767,384	U.S.$	4,374,495
Cost of sales		(2,152,535)		(2,298,191)		(2,908,463)
Gross profit		944,913		1,496,193		1,466,032
Other operating income		181,383		378,480		475,014
Distribution costs		(374,641)		(360,188)		(451,620)
Administrative expenses		(249,340)		(323,916)		(415,521)
Other operating expenses		(57,978)		(49,063)		(90,313)
Other income (loss)		64,102		0		0
Financial income		19,313		15,761		24,589
Financial costs		(193,872)		(207,519)		(196,356)
Participation in income (loss) in affiliates and joint ventures accounted through equity method		6,621		(7,693)		(11,897)
Exchange rate differences		17,632		(16,288)		(26,643)

Income before income taxes		358,133		898,767		773,285
Income tax		(53,537)		(198,018)		(152,499)

Net income		304,596		700,749		620,786
BALANCE SHEET DATA
Current assets	U.S.$	2,272,313	U.S.$	3,152,116	U.S.$	2,462,660
Property, plant and equipment		4,969,753		5,088,745		5,324,172
Biological assets(1)		3,757,528		3,790,958		3,744,584
Total assets		11,413,827		12,506,332		12,457,722
Total current liabilities		951,413		1,209,061		1,031,945
Total non-current liabilities		4,079,981		4,456,696		4,395,627

Total equity		6,382,433		6,840,575		7,030,150

	As of and for the year ended December 31,
	2009	2010	2011
	(in thousands of U.S.$, except ratios and per share data)
CASH FLOW DATA
Net cash flow from operating activities	751,025	1,137,275	982,237
Net cash flow from investing activities	(717,291)	(669,414)	(1,208,857)
Net cash flow from financing activities	302,372	33,852	(481,184)

Net change in cash	336,106	501,713	(707,804)
OTHER FINANCIAL DATA
Capital expenditures(2)	362,690	595,520	717,340
Depreciation and amortization	207,415	233,655	230,737
Fair value cost of timber harvested(3)	198,675	271,515	335,142
EBIT(4)	532,692	1,090,525	945,052
Adjusted EBITDA(4)	765,618	1,390,482	1,307,685
Adjusted EBITDA/total interest expense	3.95	6.70	6.66
Adjusted EBITDA/sales revenue	24.7%	36.9%	29.9%
Average debt(5)/EBITDA	3.82	2.39	2.55
Total debt(6)	3,202,919	3,449,569	3,213,301
Total debt(6)/ capitalization(7)	33.4%	33.5%	31.4%
Total debt(6)/ shareholders’ equity	51.1%	51.2%	46.3%
Ratio of earnings to fixed charges(8)	2.7	5.1	4.8
Working capital(9)	1,320,900	1,943,055	1,430,715
Number of shares	113,152,446	113,152,446	113,152,446
Net income per share	2.66	6.14	5.41
Dividends paid	135,175	158,781	291,512
Dividends per share (U.S.$ per share)	1.19	1.40	2.58

(1)	Biological assets refer to our forests and standing trees.
(2)	Accrued for the period. Capital expenditures do not include acquisitions of companies.
(3)	Denominated “Stumpage” in our 2010 Form 20-F.
(4)	We believe that the presentation of the non-GAAP financial measures EBIT, EBITDA and Adjusted EBITDA provides useful indicators of our operational profitability to investors, analysts, credit rating agencies and other users and assists them to evaluate our performance against our competitors.

Adjusted EBITDA is calculated by adding “fair value cost of timber harvested,” “exchange rate differences” and deducting “gain from changes in fair value of biological assets” to EBITDA. “Fair value cost of timber harvested” is a non-cash expense included in our cost of sales (as a component of raw materials) that represents the fair value of the wood harvested and sold from our own plantations, which is commonly excluded from the non-GAAP measures used by analysts to compare participants in our industry as it is a non-cash item (purchases of wood from third parties are cash expenses that are not included in “fair value cost of timber harvested”). “Gain from changes in fair value of biological assets” is a non-cash revenue. We believe that Adjusted EBITDA provides investors with a useful supplemental indicator of the performance of our core business because (i) it cancels out the effects of fair value that are independent of the cost efficiency of our operating facilities and (ii) it excludes the effect of exchange rate differences, which are mainly derived from our debt instruments, and the effect of local costs as our functional currency is the U.S. dollar.

In evaluating our performance, we believe that each of these non-GAAP financial measures should be considered together with and should not be considered in isolation, or as a substitute for, the analysis of our results as reported under IFRS. Some of the limitations of our non-GAAP financial measures are that EBIT, EBITDA and Adjusted EBITDA do not reflect: (i) our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) changes in, or cash requirements for, working capital needs; (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt.

Because all companies do not calculate EBIT, EBITDA or Adjusted EBITDA in the same manner, such measures as calculated by us may differ from such measures calculated by other companies. We compensate for these limitations by using EBIT, EBITDA and Adjusted EBITDA as supplemental measures of our performance and by relying primarily on our financial statements that have been prepared in accordance with IFRS.

	As of and for the year ended December 31,
	2009	2010	2011
	(in thousands of U.S.$, except ratios and per share data)
Net income	304,596	700,749	620,786
(+) Financial costs	193,872	207,519	196,356
(-) Financial income	(19,313)	(15,761)	(24,589)
(+) Income Tax	53,537	198,018	152,499
EBIT	532,692	1,090,525	945,052
(+) Depreciation and amortization	207,415	233,655	230,737
EBITDA	740,107	1,324,180	1,175,789
(+) Fair value cost of timber harvested	198,675	271,515	335,742
(-) Gain from changes in fair value of biological assets	(155,532)	(221,501)	(229,889)
(+) Exchange rate differences	(17,632)	16,288	26,643

Adjusted EBITDA	765,618	1,390,482	1,307,685

(5)	Average debt is calculated as the average between the beginning and the end of the applicable year.
(6)	Total debt is calculated as total financial debt, including accrued interest.
(7)	Capitalization is calculated as total financial debt, including accrued interest, plus total shareholders’ equity.
(8)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.
(9)	Working capital is calculated by subtracting current liabilities from current assets.

RATIO OF EARNINGS TO FIXED CHARGES

The following tables set forth our ratio of earnings to fixed charges for the years ended December 31, 2009, 2010 and 2011, in accordance with IFRS. For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and amortization of any discount and issuance costs related to our offerings of debt securities.

	Year ended December 31,
	2009	2010	2011
IFRS	2.7	5.1	4.8

THE EXCHANGE OFFER

General

This section describes the exchange offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which has been filed as an exhibit to the registration statement on Form F-4. See “Where You Can Find More Information” for instructions on how to obtain copies of this document.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to U.S.$500 million aggregate principal amount of our 4.750% Notes due 2022, which we refer to in this prospectus as the “outstanding notes,” for a like aggregate principal amount of our 4.750% Notes due 2022, which we refer to in this prospectus as the “exchange notes,” properly tendered on or prior to the expiration date and not withdrawn. The exchange offer is being made with respect to all of the outstanding notes.

As of the date of this prospectus, U.S.$500 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about June 13, 2012, to all holders of outstanding notes known to us. Our obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to conditions set forth under “––Conditions to the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act as promptly as practicable, but in no event later than 360 days after the closing date and keep the exchange offer registration statement effective for not less than 20 business days. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe obligations in the registration rights agreement. The outstanding notes were issued on January 11, 2012.

If we are unable to meet our obligations under the registration rights agreement described above, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement effective for up to two years after the closing date.

If we fail to comply with our obligations under the registration rights agreement described above, we will be required to pay additional interest to holders of the outstanding notes.

Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes in the exchange offer will be required to make certain representations, including the following:

•	any exchange notes will be acquired in the ordinary course of its business;

•	the holder will have no arrangements or understanding with any person to participate in the distribution of the outstanding notes or the exchange notes within the meaning of the Securities Act;

•

the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or if it is an affiliate of ours, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in the distribution of the exchange notes; and

•

if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not properly withdrawn prior to the expiration date. We will issue U.S.$2,000 principal amount of exchange notes in exchange for each U.S.$2,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of U.S.$1,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, U.S.$500 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Conditions to the Exchange Offer.”

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Resale of Exchange Notes

Based on interpretations of the staff of the SEC set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an affiliate of ours within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 PM, New York City time on July 19, 2012, unless in our sole discretion we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “––Conditions to the Exchange Offer” have not been satisfied, by giving written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed promptly by written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our judgment:

•

the exchange notes to be received will not be tradable by the holder, without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, could impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “––Purpose and Effect of the Exchange Offer,” “––Procedures for Tendering” and “Plan of Distribution”; and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes if, at the time, any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the accompanying letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s ATOP system procedures described below.

In addition, either:

•	the exchange agent must receive the outstanding notes along with the accompanying letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below and a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not properly withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner’s behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use DTC’s ATOP system to tender. Participants in the program may, instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its ATOP system that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not validly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•

if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes. See “Plan of Distribution”; and

•

the holder is not an affiliate, as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any, applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s ATOP system prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “—Exchange Agent,” or

•	holders must comply with the appropriate procedures of DTC’s ATOP system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “––Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

The Bank of New York Mellon Corporation

Corporate Trust Operations Reorganization Unit

101 Barclay Street – 7 East

New York, New York 10286

Contact: William Buckley

Phone: 212-815-5788

Fax: 212-298-1915

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will incur certain cash expenses in connection with soliciting tenders. These expenses are estimated in the aggregate to be approximately U.S.$225,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange notes will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the staff of the SEC, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE EXCHANGE NOTES

On January 11, 2012, we completed a private placement of U.S.$500 million of outstanding notes. We issued the outstanding notes, and will issue the exchange notes, under an indenture dated January 11, 2012, between ourselves and The Bank of New York Mellon, as trustee. The outstanding notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

The following summary of the material provisions of the indenture and the exchange notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture and the exchange notes, including the definitions of certain terms therein. We refer you to the complete text of the indenture which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus is a part. See “Where You Can Find More Information” for instructions on how to obtain copies of the indenture.

The terms and provisions of the exchange notes are substantially identical in all material respects to the outstanding notes except the exchange notes have been registered under the Securities Act. The exchange notes and the outstanding notes will form a single series of notes for all purposes of the indenture. References to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes. The definitions of certain terms used in the following summary are set forth below under “—Certain Definitions.” Capitalized terms used in the following summary and not otherwise defined herein shall have the meanings ascribed to them in the indenture.

General

The exchange notes will be our unsecured and unsubordinated obligations. The exchange notes will, other than in the case of certain obligations granted preferential treatment pursuant to Chilean law, rank pari passu in right of payment with all of our other existing and future unsecured indebtedness that is not, by its terms, expressly subordinated in right of payment to the exchange notes. The exchange notes will effectively rank junior to any and all of our secured indebtedness to the extent of the assets securing such indebtedness.

The indenture does not limit the amount of indebtedness or other obligations that may be incurred by us.

Assuming that all outstanding notes are exchanged for exchange notes, the aggregate principal amount of the exchange notes will be U.S.$500 million. The exchange notes will mature on January 11, 2022. The exchange notes will bear interest at the rate per annum set forth on the front cover page of this prospectus from January 11, 2012 or from the most recent interest payment date for which interest has been paid or provided. Interest on the exchange notes will be payable semiannually on January 11 and July 11 of each year, commencing on July 11, 2012, to the person in whose name an exchange note is registered at the close of business on the preceding January 1 and July 1, as the case may be. Interest on the exchange notes will be computed on the basis of a 360-day year of twelve 30-day months. Holders must surrender the exchange notes to the paying agent for the exchange notes to collect principal payments. Except as described in “—Book-Entry; Delivery and Form” in this prospectus, we will pay principal and interest by wire transfers to the account specified by the trustee.

The exchange notes will be issued only in fully registered form, without coupons, with a minimum denomination of U.S.$2,000 and in integral multiples of U.S.$1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Initially, the trustee will act as security registrar and paying agent for the exchange notes. The exchange notes may be presented for registration of transfer and exchange at the offices of the security registrar for the exchange notes.

Book-Entry; Delivery and Form

The exchange notes will be represented by one or more global notes in registered, global form without interest coupons, which we refer to in this prospectus as the “Global Exchange Note”. The Global Exchange Note initially will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, or “DTC,” in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for exchange notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Exchange Notes for Certificated Exchange Notes.”

In addition, transfer of beneficial interests in the Global Exchange Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. The exchange notes may be presented for registration of transfer and exchange at the offices of the registrar.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. None of us or the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a “banking organization” within the meaning of the New York State Banking Law, (iii) a member of the Federal Reserve System, (iv) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (v) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, or indirect participants that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC (i) upon deposit of each Global Exchange Note, DTC will credit the accounts of participants designated by the initial purchasers with an interest in the Global Exchange Note and (ii) ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Exchange Note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a Global Exchange Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a Global Exchange Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Exchange Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Exchange Note will not be entitled to have notes represented by such Global Exchange Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Exchange Notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Exchange Note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the indenture or such Global Exchange Note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a Global Exchange Note desires to take any action that DTC, as the holder of such Global Exchange Note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. None of us or the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

Payments with respect to the principal or premium, if any, and interest on any exchange notes represented by a Global Exchange Note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Exchange Note representing such exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, none of us or the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Exchange Note (including principal, premium, if any, and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a Global Exchange Note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Subject to compliance with the transfer restrictions applicable to the exchange notes, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of us or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange Agent and Registrar for the Notes

The trustee will initially act as exchange agent and registrar. We may change the exchange agent or registrar without prior notice to the holders of the outstanding notes or the exchange notes, and we or any of our Subsidiaries may act as exchange agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of exchange notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any exchange note selected for redemption. Also, we are not required to transfer or exchange any exchange note for a period of 15 days before a selection of exchange notes to be redeemed. See “—Book-Entry; Delivery and Form” above for additional information.

Exchange of Global Exchange Notes for Certificated Exchange Notes

A Global Exchange Note is exchangeable for definitive exchange notes in registered certificated form, or “Certificated Exchange Notes,” if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Exchange Notes and the Company fails to appoint a successor depositary within 90 days or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) we, at our option, notify the trustee that we elect to cause the issuance of the Certificated Exchange Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the exchange notes.

In all cases, Certificated Exchange Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in the Indenture, unless that legend is not required by applicable law.

Exchange of Certificated Exchange Notes for Global Exchange Notes

Certificated Exchange Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes and written instructions directing the trustee to reflect the increase the amount of exchange notes represented by the Global Exchange Notes on its books.

Covenants

Limitation on Liens

We have agreed that we will not, and will not permit any of our Subsidiaries to, incur any Indebtedness, if that Indebtedness is secured by a Lien upon any Specified Property now owned or hereafter acquired, unless, together with the incurrence of such Indebtedness, the exchange notes shall be secured equally and ratably with (or prior to) such Indebtedness for so long as such Indebtedness is so secured.

This restriction does not apply to:

(i) any Lien on (A) any Specified Property acquired, constructed, developed, extended or improved by us or any Subsidiary (singly or together with other persons) after the date of the indenture or any property or assets reasonably incidental to the use or operation of such Specified Property (including any real property on which such Specified Property is located), or (B) any shares or other ownership interest in, or any Indebtedness of, any person which holds, owns or is entitled to such property, assets, products, revenue or profits, in each of cases (A) and (B), to the extent such Lien is created, incurred or assumed contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of any part of the purchase price or other consideration of such Specified Property or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

(ii) any Lien on any Specified Property existing at the time of its acquisition and which is not created as a result of or in connection with or in anticipation of that acquisition;

(iii) any Lien on any Specified Property acquired from a person which is merged with or into us or a Subsidiary, or any Lien existing on Specified Property of any person which existed at the time such person becomes a Subsidiary and, in either case, which is not created as a result of or in connection with or in anticipation of any such transaction;

(iv) any Lien which secures Indebtedness owing to us or to one or more of our Subsidiaries;

(v) any Lien existing on the date of the indenture; and

(vi) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (i) through (v) inclusive; provided that the principal amount of Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus any extensions, expansions or improvements of such property).

We or any Subsidiary, however, may incur Indebtedness secured by a Lien which would otherwise be prohibited under the provisions of the indenture described in this section or enter into Sale and Lease-Back Transactions that would otherwise be prohibited by the provisions of the indenture described below under “—Limitations on Sale and Lease-Back Transactions;” provided that the aggregate principal amount of such Indebtedness of us and our Subsidiaries together with the aggregate Attributable Value of all such Sale and Lease-Back Transactions of us and our Subsidiaries shall not exceed 20% of Consolidated Net Tangible Assets at the time any such Indebtedness is incurred by us or any Subsidiary or at the time any such Sale and Lease-Back Transaction is entered into.

Limitations on Sale and Lease-Back Transactions

We have agreed that we will not, and will not permit any Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to any Specified Property, unless either:

(i) We or that Subsidiary would be entitled pursuant to the provisions of the indenture described above under “—Limitation on Liens” to issue, assume or guarantee Indebtedness secured by a Lien on such Specified Property without equally and ratably securing the exchange notes, or

(ii) We or that Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by our board of directors) of the Specified Property so leased, (A) to the retirement, within 360 days after the effective date of the Sale and Lease-Back Transaction, of our Indebtedness ranking at least on a parity with the exchange notes or Indebtedness of any Subsidiary, in each case owing to a person other than us or any of our Affiliates or (B) to the acquisition, purchase, construction, development, extension or improvement of any real or personal property or assets used or to be used by or for the benefit of us or any Subsidiary in the ordinary course of business. These restrictions will not apply to:

(1) transactions providing for a lease term, including any renewal, of not more than five years, and

(2) transactions between us and any Subsidiary or between Subsidiaries.

Consolidation, merger, sale or conveyance

We have agreed that we may not consolidate with or merge into any other corporation or convey or transfer our respective properties and assets substantially as an entirety to any person, unless:

(i) the successor corporation (if other than us) shall be a corporation organized and existing under the laws of Chile, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of (and premium, if any) and interest on all the outstanding notes and the performance of every covenant in the indenture to be performed or observed by us;

(ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and

(iii) we shall have delivered to the trustee an officers’ certificate stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction.

In case of any consolidation, merger, conveyance or transfer, the successor corporation will succeed and substitute us as obligor on the exchange notes, with the same effect as if we had been named in the indenture as such obligor.

Certain definitions

The following are some terms defined in the indenture:

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, “control,” when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Value” means, as to any particular lease under which we or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by us in accordance with generally accepted financial practice).

“Chilean Subsidiary” means a Subsidiary organized under the laws of the Republic of Chile.

“Consolidated Net Tangible Assets” means the total of all assets (including revaluations thereof as a result of commercial appraisals, price-level restatement or otherwise) appearing on our consolidated balance sheet, net of all applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities and those of our Subsidiaries appearing on such consolidated balance sheet (excluding the current portion of long-term debt).

“Indebtedness” means, with respect to any person (without duplication):

(i) any liability of such person:

(1) for borrowed money or under any reimbursement obligation under a letter of credit (other than letters of credit payable to suppliers in the ordinary course of business),

(2) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any business, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business),

(3) for the payment of money relating to any obligations under any capital lease of real or personal property, or

(4) for purposes of the “—Limitation on Liens” and “—Limitations on Sale and Lease-Back Transactions” sections, payable under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction; and

(ii) any liability of others described in the preceding clause (i) that the person has guaranteed or that is otherwise its legal liability.

For the purpose of determining any particular amount of Indebtedness under this definition, guarantees of (or obligations with respect to letters of credit or financial bonds supporting) Indebtedness otherwise included in the determination of such amount shall also not be included.

“Lien” means any mortgage, pledge, lien, security interest, charge or other similar encumbrance.

“Manufacturing Facility” means any of our pulp mills, sawmills or wood processing facilities or the pulp mills, sawmills or wood processing facilities of any Subsidiary.

“Sale and Leaseback Transaction” means any transaction or series of related transactions pursuant to which we or any Subsidiary sells or transfers any Specified Property to any person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

“Significant Subsidiary” means a Chilean Subsidiary which would be a “significant subsidiary” within the meaning of Rule 1 02 under Regulation S X promulgated by the SEC as in effect on the date of the indenture, assuming we are the registrant referred to in such definition.

“Specified Property” means Manufacturing Facilities and Timberlands.

“Subsidiary” means any corporation or other business entity of which we own or control (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency). For the avoidance of doubt, a corporation or other business entity will not be deemed to be a “Subsidiary” because we (i) jointly control (either directly or through one or more other Subsidiaries) with one or more unaffiliated persons such corporation or other business entity or (ii) have (either directly or through one or more other Subsidiaries) (x) veto rights over the affairs of such corporation or other business entity or (ii) the alternating or shared right with one or more unaffiliated persons to elect or appoint directors, managers or trustees or to otherwise direct the affairs of such corporation or business entity.

“Timberlands” means, at any time, property owned by us or any Subsidiary, or as to which we have cutting rights, which contains standing timber which is, or upon completion of a growth cycle then in process is expected to become, of commercial quantity and of merchantable quality; excluding from the term “Timberlands,” however, any property which at the time is held primarily for development (other than as timberlands) and/or sale, and not primarily for the production of any wood products.

Highly leveraged transactions; change of control

The indenture does not include any debt covenants or other provisions which afford debt holders protection in the event of a highly leveraged transaction or a change of control.

Periodic reports

The indenture provides that if we are not required to file with the SEC information, documents, or reports pursuant to Section 13 or Section 15(d) of the Exchange Act, then we will make available, upon request, to the trustee the information required pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

An “Event of Default,” with respect to the exchange notes, is defined in the indenture as:

(i) our failure to pay any principal of the exchange notes, when due and payable, whether at maturity, upon redemption or otherwise;

(ii) our failure to pay interest (including any Additional Amounts) on the exchange notes when due and payable and the continuance of such default for more than 30 days;

(iii) our failure to perform or observe any other term, covenant, warranty or obligation in the exchange notes, not otherwise expressly included as an Event of Default in (i) or (ii) above, and the continuance of such default for more than 60 days after written notice of such default has been given (by internationally recognized overnight courier) to us by the trustee or the holders of at least 25% in aggregate principal amount of the exchange notes then outstanding specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”;

(iv) our failure or the failure of any of our Significant Subsidiaries to pay the principal of, or interest on, Indebtedness having a total principal amount exceeding U.S.$75 million (or its equivalent in any other currency or currencies) when due (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue for more than the originally applicable period of grace, if any, and all such Indebtedness shall have been declared due and payable; or

(v) certain events of bankruptcy or insolvency with respect to us or a Significant Subsidiary.

The indenture provides that (i) if an Event of Default (other than an Event of Default described in clause (v) above) shall have occurred and be continuing with respect to the exchange notes, either the trustee or the holders of not less than 25% of the total principal amount of the exchange notes then outstanding may declare the principal of all such outstanding exchange notes and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (v) above shall have occurred the principal of all such outstanding exchange notes and the interest accrued thereon, if any, shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of such exchange notes. The indenture provides that the exchange notes owned by us or any of our respective Affiliates shall be deemed not to be outstanding for, among other purposes, declaring the acceleration of the maturity of the exchange notes. Upon certain conditions, such declarations may be annulled and past defaults, other than nonpayment of principal, interest and compliance with certain covenants, may be waived by the holders of a majority of the total principal amount of the exchange notes then outstanding.

The trustee must give to the holders of the exchange notes notice of all uncured defaults known to it with respect to the exchange notes within 30 days after the trustee becomes aware of such a default; provided that, except in the case of default in the payment of principal, interest or Additional Amounts, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such exchange notes.

No holder of any exchange notes may institute any action under the indenture unless (a) such holder shall have given the trustee written notice of a continuing Event of Default with respect to the exchange exchange notes, (b) the holders of not less than 25% of the total principal amount of the exchange notes then outstanding shall have made written request to the trustee to institute proceedings in respect of the Event of Default, (c) such holder or holders shall have offered the trustee such reasonable indemnity as the trustee may require, (d) the trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the trustee during such 60 day period by the holders of a majority of the total principal amount of the exchange notes. Such limitations, however, do not apply to any suit instituted by a holder of an exchange note for enforcement of payment of the principal or interest on the exchange notes on or after the respective due dates expressed in such debt security.

The indenture provides that, subject to the duty of the trustee during default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of the exchange notes, unless such holders shall have offered to the trustee reasonable indemnity.

We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Payment of additional amounts

We are required to make all payments in respect of the exchange notes, free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, fines, penalties, assessments or other governmental charges of whatever nature (or interest on any of the foregoing), imposed, levied, collected, withheld or assessed by, within or on behalf of Chile or any political subdivision or governmental authority thereof or therein having power to tax (a “Taxing Authority”), unless such withholding or deduction is required by law. If we are required to make any withholding or deduction described in the preceding sentence with respect to any payment made in respect of the exchange notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts received by the holders of exchange notes (including Additional Amounts) after such withholding or deduction shall equal the amounts which would have been receivable in respect of the exchange notes in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable in respect of any exchange note:

(i) in the case of payments for which presentation of an exchange note is required, if such exchange note is presented for payment more than 30 days after the later of (a) the date on which such payment first became due and (b) if the full amount payable has not been received in the place of payment by the trustee on or prior to such due date, the date on which the full amount has been so received, notice to that effect shall have been given to the holder by the trustee, except to the extent that such holder would have been entitled to such Additional Amounts on presenting such exchange notes for payment on the last day of such period of 30 days;

(ii) for any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, duty, fine, assessment or other governmental charge;

(iii) if such exchange note is held by or on behalf of a holder or beneficial owner who is liable for taxes, duties, fines, penalties, assessments or other governmental charges in respect of such exchange note by reason of having some present or former, direct or indirect, connection with a Taxing Authority

(including, without limitation, being a citizen of, being incorporated or engaged in a trade or business in, or having a residence or principal place of business or other presence in a Taxing Authority), other than the mere holding of such exchange note or the receipt of payments in respect thereof;

(iv) to the extent the Chilean tax giving rise to such Additional Amounts would not have been imposed (or would have been reduced) but for the failure of a holder or a beneficial owner of an exchange note to provide any applicable certification, documentation, information or other reporting requirement concerning the nationality, residence, identity or connection with Chile or to make other similar claim or exemption to the relevant Taxing Authority, if, after having been requested in writing by us to provide such applicable certification, documentation or information or to make such a claim, such holder or beneficial owner fails to do so within 30 days;

(v) for any taxes, duties, fines, penalties, assessments or other governmental charges which are payable other than by deduction or withholding from payments of principal of or interest on the exchange note or by direct payment by us in respect of claims made against us;

(vi) any withholding or deduction imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;

(vii) any tax, assessment or other governmental charge which would have been avoided by a holder presenting the relevant exchange note (if presentation is required) or requesting that such payment be made to another paying agent in a member state of the European Union; or

(viii) any combination of the above.

In addition, no Additional Amounts shall be paid with respect to any payment to any holder of exchange notes who is a fiduciary or a partnership or other than the sole beneficial owner of such exchange notes to the extent that the beneficiary or settlor with respect to such fiduciary, the member of such partnership or the beneficial owner of such exchange notes would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner held such exchange notes directly.

References to principal, interest, premium or other amounts payable in respect of the exchange notes shall be deemed also to refer to any Additional Amounts which may be payable.

We, as applicable, will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will, upon written request, furnish to the holders, within 60 days after the date the payment of any taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment by us, or, if such receipts are not obtainable, other evidence of such payments by us, as applicable, reasonably satisfactory to the holders.

We will pay any present or future stamp, court or documentary taxes or any excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery or registration of the exchange notes or any other document or instrument relating to the issuance thereof, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside of Chile.

Optional redemption

The exchange notes will be redeemable, in whole or in part, at any time and from time to time, at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the exchange notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest on the exchange notes to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points; plus, in the case of both clause (i) and clause (ii) above, accrued and unpaid interest on the principal amount of the exchange notes being redeemed to the date of redemption.

In addition, the notes will be redeemable, in whole or in part, at any time and from time to time, beginning on the date that is three months prior to the scheduled maturity of the notes, at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes being redeemed to the date of redemption.

Notwithstanding the foregoing, payments of interest on the exchange notes that are due and payable on or prior to a date fixed for redemption of notes will be payable to the holders of those notes registered as such at the close of business on the relevant record dates according to the terms and provisions of the indenture. In connection with such optional redemption, the following defined terms apply:

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate notes of comparable maturity to the remaining term of the exchange notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the “Independent Investment Banker.”

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the exchange notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means J.P. Morgan Securities LLC and The Bank of Nova Scotia (an affiliate of Scotia Capital (USA) Inc.) and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us; provided that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided that, if that redemption date is not an interest payment date with respect to such exchange notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the exchange notes to be redeemed. On and after any redemption date, interest will cease to accrue on the exchange notes or any portion thereof called for redemption.

Upon presentation of any exchange note redeemed in part only, we will execute and the trustee will authenticate and deliver to us on the order of the holder thereof, at its expense, a new exchange note, of authorized denominations, in principal amount equal to the unredeemed portion of the exchange note so presented.

Reacquisition. There is no restriction on our ability or the ability of any of the Subsidiaries, or their respective Affiliates, to purchase or repurchase exchange notes.

Redemption for taxation reasons

If as a result of any change in or amendment to the laws or treaties (or any rules or regulations thereunder) of a Taxing Authority, or any amendment to or change in an official interpretation, administration or application of such laws, treaties, rules, or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective or, in the case of a change in official position, is announced on or after the issue date of the exchange notes or on or after the date a successor assumes the obligations under the exchange notes, we have or will become obligated to pay any Additional Amounts in excess of the Additional Amounts we would be obligated to pay if payments were subject to withholding or deduction at a rate of 4% (the “Minimum Withholding Level”), we may, at our option, redeem all, but not less than all, of the exchange notes, at a redemption price equal to 100% of the principal amount, together with interest accrued to the date fixed for redemption, upon publication of irrevocable notice not less than 30 days nor more than 90 days prior to the date fixed for redemption. No notice of such redemption may be given earlier than 90 days prior to the earliest date on which we would, but for such redemption, be obligated to pay Additional Amounts above the Minimum Withholding Level, if payment in respect of the exchange notes were actually due on such date. Notwithstanding the foregoing, we shall not have the right to so redeem the exchange notes unless we determine, in our reasonable business judgment, that we cannot avoid the obligation to pay such Additional Amounts above the Minimum Withholding Level by the use of reasonable measures available to us; provided that for the avoidance of doubt changing our jurisdiction is not a reasonable measure for the purposes of this section.

In the event that we elect to so redeem the exchange notes, we will deliver to the trustee: (1) a certificate, signed in the name of Arauco by any two of our executive officers or by our attorney in fact in accordance with our bylaws, stating that we are entitled to redeem the exchange notes pursuant to their terms and setting forth a statement of facts showing that the condition or conditions precedent to our right to so redeem have occurred or been satisfied; and (2) an opinion of counsel, who is reasonably satisfactory to the trustee, to the effect that we have or will become obligated to pay Additional Amounts above the Minimum Withholding Level, as a result of the change or amendment, and that all governmental requirements necessary to effect the redemption have been complied with.

Modification of the Indenture

We and the trustee may, without the consent of the holders of exchange notes, amend, waive or supplement the indenture or the exchange notes for certain specified purposes, including among other things:

(i) curing ambiguities, defects or inconsistencies; or

(ii) making any other provisions with respect to matters or questions arising under the indenture or the exchange notes or making any other change therein as shall not adversely affect the interests of the holders of the exchange notes in any material respect.

In addition, with certain exceptions, the indenture and the exchange notes may be modified by us and the trustee only with the consent of the holders of a majority in aggregate principal amount of the outstanding exchange notes adversely affected thereby, but no such modification may be made without the consent of the holder of each outstanding note adversely affected by the modification which would:

(i) change the maturity of any payment of principal or any premium of, or any installment of interest on, any such exchange note, or reduce the principal amount thereof or the rate of interest

(or Additional Amounts, if any) payable thereon, or change the method of computing the amount of principal thereof or interest (or Additional Amounts, if any) payable thereon on any date, or change any place of payment where, or the coin or currency in which, any such exchange note or interest thereon is payable, or impair the right of holders to institute suit for the enforcement of any such payment on or after the date when due;

(ii) reduce the percentage in aggregate principal amount of the outstanding exchange notes, where the consent of holders is required for any such modification or where the consent of holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences provided for in the indenture; or

(iii) modify any of the provisions of certain sections of the indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding exchange note affected by the modification.

The indenture provides that the exchange notes owned by us or any of our respective affiliates shall be deemed not to be outstanding for, among other purposes, consent to any such modification.

Defeasance and Covenant Defeasance

We may, at our option, at any time upon the satisfaction of certain conditions described below, elect to be discharged from the obligations with respect to the exchange notes (a “Defeasance”). In general, upon a defeasance, we shall be deemed to have paid and discharged the entire indebtedness represented by the exchange notes and to have satisfied all of the obligations under the exchange notes and the indenture, except for:

(i) the rights of holders of such exchange notes to receive, solely from the trust fund established for such purposes as described below, payments in respect of the principal of, and interest, and Additional Amounts, if any, on such exchange notes when such payments are due;

(ii) certain provisions relating to ownership, registration and transfer of such exchange notes;

(iii) certain provisions relating to the rights, powers, trusts, duties and immunities of the trustee; and

(iv) the provisions relating to this section, as well as provisions relating to our obligations to the Trustee regarding payment, reimbursement and indemnification.

In addition, we may, at our option, at any time, upon the satisfaction of certain conditions described below, elect to be released with respect to the exchange notes from the covenants of the indenture described above under the caption “—Covenants” (a “Covenant Defeasance”). Following such Covenant Defeasance, the occurrence of a breach or violation of any such covenant with respect to the exchange notes will not constitute an Event of Default under the indenture, and certain other events (not including, among other things, nonpayment of other obligations or bankruptcy and insolvency events) described under “—Events of Default” also will not constitute Events of Default.

In order to cause a Defeasance or Covenant Defeasance with respect to the exchange notes, we will be required to satisfy, among other conditions, the following:

(i) we, as the case may be, shall have irrevocably deposited with the trustee in trust cash or U.S. Government Obligations, or a combination thereof, sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay and discharge the principal of, Additional Amounts, if any, and each installment of interest on, the exchange notes on the stated maturity of such principal or installment of interest in accordance with the terms of the exchange notes;

(ii) in the case of a Defeasance, we shall have delivered to the trustee an opinion of counsel stating that:

(x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or

(y) since the date of the indenture there has been a change in the applicable U.S. federal income tax statutes or regulations, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the exchange notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

(iii) in the case of a Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel to the effect that the holders of the exchange notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

(iv) no Event of Default, or event which with notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing with respect to the exchange notes, including with respect to certain events of bankruptcy or insolvency, at any time during the period ending on the 121st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period); and

(v) we shall have delivered to the trustee an opinion of counsel to the effect that payments of amounts deposited in trust with the trustee, as described above, will not be subject to future taxes, duties, fines, penalties, assessments or other governmental charges imposed, levied, collected, withheld or assessed by, within or on behalf of Chile or any political subdivision or governmental authority thereof or therein having power to tax, except to the extent that Additional Amounts in respect thereof shall have been deposited in trust with the trustee as described above.

The Trustee

The Bank of New York Mellon is the trustee under the indenture and has been appointed by us as registrar and paying agent with respect to the exchange notes. The address of the trustee is 101 Barclay Street, Floor 4E, New York, New York 10286.

Governing law

The indenture provides that it and the exchange notes will be governed by, and be construed in accordance with, the laws of the State of New York.

We have irrevocably consented to the non-exclusive jurisdiction of any court of the State of New York or any United States federal court sitting, in each case, in the Borough of Manhattan, the City of New York, New York, United States, or the New York Courts, and any appellate court from any of these courts, and, to the fullest extent permitted by law, have waived any immunity from the jurisdiction of the New York Courts over any suit, action or proceeding that may be brought in connection with the indenture or the exchange notes. We have appointed CT Corporation System as initial authorized agent upon which all writs, process and summonses may be served in any suit, action or proceeding brought in connection with the indenture, the exchange notes against us in any such court and have each agreed that such appointment shall be irrevocable so long as any of the exchange notes remain outstanding or until the irrevocable appointment by us of a successor in the City of New York as the authorized agent for such purpose and the acceptance of such appointment by such successor.

TAXATION

General

The following summary contains a description of the principal Chilean tax considerations of the ownership and disposition of the exchange notes and the material United States federal income tax consequences of the exchange offer of outstanding notes for exchange notes, but does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to acquire the exchange notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Chile and the United States.

This summary is based on the tax laws of Chile and the United States as in effect on the date of this prospectus, as well as regulations, rulings and decisions of Chile and the United States available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

In deciding whether to tender outstanding notes in the exchange offer you should consult your own tax advisors as to the Chilean and United States or other tax consequences of the ownership and disposition of the notes, including in particular the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

Chilean Taxation

The following is a general summary of the relevant consequences under Chilean tax law, as currently in effect, of an investment in the exchange notes held by a Foreign Holder (as defined below). It is based on the laws of Chile as in effect on the date of this prospectus, as well as regulations, rulings and decisions of Chile available on or before such date and now in effect. All of the foregoing is subject to change. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected, may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax law may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations or interpretations, but Chilean tax authorities may change their rulings, regulations or interpretations prospectively. The term “Foreign Holder” means (i) an individual who is neither domiciled nor resident in Chile (for purposes of Chilean taxation, an individual is domiciled in Chile if he or she has his or her principal place of business in Chile, and resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years) or (ii) a legal entity that is not organized under the laws of Chile, unless the exchange notes are assigned to a branch or an agent, representative or permanent establishment of such entity in Chile.

Under Chile’s income tax law, our payments of interest made from Chile in respect of the exchange notes to a Foreign Holder will generally be subject to a Chilean withholding tax assessed at a rate of 4.0%, or the Chilean Interest Withholding Tax.

Under existing Chilean law and regulations, a Foreign Holder will not be subject to any Chilean taxes in respect of payments of principal that we make with respect to our securities. Our payments with respect to our securities of amounts not considered principal or interest may be subject to a Chilean withholding tax of up to 35%.

As described above, we have agreed, subject to specific exceptions and limitations, to pay to the Foreign Holders of the exchange notes Additional Amounts in respect of the Chilean Interest Withholding mentioned above so that the interest the Foreign Holder receives, net of the Chilean Interest Withholding Tax, will equal the amounts that the Foreign Holder could have received in the absence of such Chilean Interest Withholding Tax. See “Description of the Exchange Notes—Payment of Additional Amounts.”

If we pay Additional Amounts in respect of the Chilean Interest Withholding Tax, any refunds of the additional amounts will be for our account. In the event of certain changes in Chilean tax laws requiring us to pay additional amounts in excess of the Additional Amounts that would be payable were payments of interest on our securities subject to the Chilean Interest Withholding Tax, we have the right to redeem our securities. See “Description of Exchange Notes—Redemption for Taxation Reasons.”

According to general principles of Chile’s Income Tax Law, any capital gains that a Foreign Holder realizes on the sale or other disposition of the exchange notes generally will not be subject to any Chilean income taxes; provided that the sale or disposition occurs outside of Chile.

A Foreign Holder will not be liable in Chile for estate, gift, inheritance or similar taxes with respect to the exchange notes unless the Foreign Holder’s notes are located in Chile at the time of his or her death or, if the Foreign Holder was domiciled in Chile at the date of his or her death, the notes were acquired with money from Chilean sources.

The initial issuance of the outstanding notes was subject to stamp tax, at a rate of 0.6% at the aggregate principal amount of such exchange notes, which is the current maximum rate for stamp tax purposes, and which we paid. The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders of outstanding notes for Chilean stamp tax purposes in consideration that the exchange notes are identical in all material respects to the outstanding notes and that we will not receive any cash proceeds from the issuance of the exchange notes.

United States Federal Income Tax Consequences of the Exchange Notes

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders of outstanding notes for United States federal income tax purposes. Consequently, no gain or loss will be recognized by you upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

EXCHANGE RATES

Chile has two currency markets: the formal exchange market (Mercado Cambiario Formal) and the informal exchange market (Mercado Cambiario Informal). Under Law No. 18,840, the organic law of the Central Bank of Chile, or the Central Bank Act (Ley Orgánica Constitucional del Banco Central de Chile), the Central Bank of Chile has the authority to determine that certain purchases and sales of foreign currencies must be carried out in the formal exchange market. The formal exchange market is comprised of the banks and other entities authorized to purchase and sell foreign currencies by the Central Bank of Chile.

The observed exchange rate for a given date is the average exchange rate of the transactions conducted in the formal exchange market on the immediately preceding banking day, as certified by the Central Bank of Chile. The Central Bank of Chile is authorized to carry out its transactions at the rates that it sets. Generally, however, the Central Bank of Chile carries out its transactions at the spot rate. Authorized transactions by banks are generally carried out at the spot rate.

Purchases and sales of foreign currencies which may be effected outside the formal exchange market can be carried out in the informal exchange market at the “spot rate.” The informal exchange market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the formal exchange market, such as certain foreign exchange houses and travel agencies.

The following table sets forth, for the periods indicated, the annual low, high, average and year-end observed exchange rates for U.S. dollars as reported by the Central Bank of Chile. We make no representation that the Chilean peso or the U.S. dollar amounts referred to herein actually represent, could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated, at any particular rate or at all. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. On May 16, 2012, the observed exchange rate was Ch$497.11 to U.S.$1.00.

	Observed exchange rates of Ch$ per U.S.$1.00
Year	High(1)	Low(1)	Average(2)	Period-end
	Ch$ per U.S.$
2007	548.67	493.14	521.06	496.89
2008	676.75	431.22	521.79	636.45
2009	643.87	491.09	559.67	507.10
2010	549.17	468.01	510.22	468.01
2011	533.74	455.91	483.57	519.20
2012
January	518.20	485.35	499.96	488.75
February	487.73	475.29	480.89	476.27
March	491.57	480.62	485.90	487.44
April	489.64	482.17	486.00	483.41
May (through May 16, 2012)	497.11	482.12	486.87	497.11

Source: Central Bank of Chile

(1)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(2)	For the years 2007 through 2011, the average exchange rate is the average of month-end exchange rates for the year. For the months ended January through May 2012, the average exchange rate is the daily average rate for the period.

EXCHANGE CONTROLS IN CHILE

The Central Bank of Chile is, among other things, responsible for establishing monetary policy and exchange controls in Chile.

Until April 19, 2001, all international issuances of debt securities by Chilean companies required the prior approval of the Central Bank. Absent such authorization, issuers were not allowed to offer debt securities outside of Chile. The regulations imposed restrictions on the type of companies that were entitled to issue debt securities abroad and on the debt securities themselves, including certain limitations on the average term of the debt securities to be placed internationally.

The Compendium of Foreign Exchange Regulations (the “Compendium”) no longer requires the approval of or prior registration with the Central Bank of international debt offerings by Chilean issuers.

The proceeds of the international sale of the notes may be brought by us into Chile or held abroad.

In accordance with the regulations issued by the Central Bank, which are included in Chapter XIV of the Compendium, any international issue of bonds in an aggregate amount exceeding U.S.$1,000,000 must be registered and dated by the Central Bank or by a bank or other entity authorized by the Central Bank to participate in the Formal Exchange Market before the proceeds from the issuance can be remitted to Chile and received by the issuer or simultaneously with the remittance into Chile of such proceeds.

The issuer must submit forms regarding the offering to the registering entity or directly to the Central Bank, along with a letter of instructions indicating whether it prefers to receive the proceeds in Chilean pesos or in a foreign currency. If presented through a Formal Exchange Market entity, such entity must, in turn, verify that the forms submitted by the issuer are in accordance with the documentation relating to the issue and inform the Central Bank of the operation no later than 11:00 a.m. on the banking business day following the date on which the proceeds of the issue are transferred to the issuer.

If the issuer opts to receive the proceeds of the issue outside of Chile, it must report this to the Central Bank directly or through a Formal Exchange Market entity during the first ten calendar days of the month following the one in which the proceeds were received.

Chapter XIV of the Compendium also states that proceeds from the issue, as well as payment of capital and interest relating to the issue, must be received and sent from and through the Formal Exchange Market, but purchases of U.S. dollars in connection with payments on debt securities issued directly by us can be made either in the Formal or in the Informal Exchange Market. There can be no assurance, however, that we will be able to purchase U.S. dollars in the Informal Exchange Market or in the Formal Exchange Market at the time or in the amounts required to pay debt service related to any such debt securities. There can also be no assurance that further Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile would not restrict or prevent our purchase of U.S. dollars to make payments under our securities.

We will also be required to inform the Central Bank quarterly of the outstanding amounts due under the exchange notes and from time to time of any information that has been previously filed.

Foreign exchange regulations may be enacted by the Central Bank of Chile unilaterally. Although there are currently no foreign exchange regulations or restrictions other than those described in this prospectus, we cannot assure you that new restrictions will not be imposed in the future, and we cannot assess the duration or impact of such restrictions, if imposed. Even though the regulations of Chapter XIV of the Compendium do not make any reference to the one-year mandatory deposit in the Central Bank that was previously required by Chapter XIV, the Central Bank is authorized, under the Central Bank Act, to impose such a requirement.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer and so notifies us, or causes us to be so notified in writing, we have agreed that a period of 180 days after the date of this prospectus, we will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prevailing market prices at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer (other than commissions and concessions of any broker-dealers), subject to certain prescribed limitations, and will indemnify the holders of the outstanding notes against certain liabilities, including certain liabilities that may arise under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify us prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us (which notice we agree to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until we have notified such broker-dealer that delivery of the prospectus may resume and has furnished copies of any amendment or supplement to the prospectus to such broker-dealer.

VALIDITY OF THE EXCHANGE NOTES

The validity of the exchange notes will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York and by Portaluppi, Guzmán & Bezanilla, Santiago, Chile.

EXPERTS

The financial statements incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2011 have been incorporated in reliance on the report of PricewaterhouseCoopers Chile, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.